Filed by Bell Aliant Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Bell Aliant Inc.
Commission File Number: 132-02786

 This Directors’ Circular is important and requires your immediate attention. If you are in doubt as to how to respond to the Offer described in this Directors’ Circular, please consult your investment dealer, broker, lawyer or other professional advisor.

DIRECTORS’ CIRCULAR

RECOMMENDING

ACCEPTANCE

OF THE OFFER BY

BCE INC.

TO ACQUIRE ALL OF THE ISSUED AND OUTSTANDING COMMON SHARES OF

BELL ALIANT INC.

not owned by BCE Inc. or any of its Affiliates

on a per share basis of, at the election of each holder of Common Shares:
(a) $31.00 in cash, subject to pro-ration;
(b) 0.6371 of a BCE Inc. Common Share, subject to pro-ration; or
(c) $7.75 in cash and 0.4778 of a BCE Inc. Common Share

THE BOARD OF DIRECTORS EXCLUDING INTERESTED DIRECTORS UNANIMOUSLY RECOMMENDS THAT COMMON SHAREHOLDERS ACCEPT THE OFFER AND DEPOSIT THEIR SHARES TO THE OFFER

August 14, 2014

Notice to Shareholders in the United States

This Directors’ Circular has been prepared by the Company in accordance with disclosure requirements under applicable Canadian law. Non-resident Shareholders should be aware that these requirements may be different from those of the United States or other jurisdictions. The enforcement by investors of civil liabilities under securities laws of jurisdictions outside Canada may be adversely affected by the fact that the Company is organized under the laws of Canada, that a majority of its officers and directors are residents of Canada, that some or all of the experts named in this Directors’ Circular are residents of Canada, and that a significant portion of the assets of the Company are located in Canada. Shareholders in the United States may not be able to sue the Company or its officers or directors in a foreign court for violation of United States securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce judgment obtained from a court of the United States.

GENERAL INFORMATION

Glossary

Certain capitalized terms used in this Directors’ Circular that are not otherwise defined have their respective meanings set out in the “Glossary”.

Currency

All dollar amounts in this Directors’ Circular are in Canadian dollars unless otherwise indicated.

Notice Regarding Information

Certain information in this Directors’ Circular has been taken from or is based on documents that are expressly referred to in this Directors’ Circular. All summaries of, and references to, documents that are specified in this Directors’ Circular as having been filed, or that are contained in documents specified as having been filed, on SEDAR are qualified in their entirety by reference to the complete text of those documents as filed, or as contained in documents filed, under the Company’s profile at www.sedar.com. Shareholders are urged to read carefully the full text of those documents, which may also be obtained on request without charge from the Corporate Secretary of the Company at 7 South Maritime Centre, 1505 Barrington Street, Halifax, Nova Scotia, B3J 3K5.

Information contained in this Directors’ Circular concerning the Offeror and the Offer is based solely upon, and the Company Board has relied, without independent verification, exclusively upon, information contained in the Offer and Circular, provided to the Company by the Offeror, or that is otherwise publicly available. While the Company Board has no reason to believe that such information is inaccurate or incomplete, the Company Board does not assume any responsibility for the accuracy or completeness of the Offer and Circular or any such information contained therein, or information provided to the Company by the Offeror, or that was obtained from publicly available sources. You are urged to read the Offer and Circular carefully and in its entirety. The Offer and Circular is available under the Company’s profile at www.sedar.com.

Information contained in this Directors’ Circular is given as of August 7, 2014, unless otherwise specifically stated.

Forward-Looking Information

This Directors’ Circular contains forward-looking information related to the Company, including anticipated future events and circumstances, including in particular, but not limited to, statements relating to the Offers, including satisfaction of the conditions to the Offers, the expected timing of the Offers and certain strategic and financial benefits expected to result from the completion of the proposed acquisition by the Offeror of all of the outstanding Common Shares and the proposed exchange of the outstanding Preferred Shares for Offeror Preferred Shares. Forward-looking information is provided to assist the reader with understanding the Company’s expectations, plans and priorities for future periods or with respect to applicable events. Readers are cautioned that such information may not be appropriate for other purposes. This information is based on the estimates, beliefs and assumptions of the directors and management of the Company regarding the markets in which the Company operates. In some cases, forward-looking information may be identified by words such as “anticipate”, “believe”, “could”, “expect”, “plan”, “seek”, “may”, “intend”, “will”, “forecast” and similar expressions.

This information is subject to important risks and uncertainties, which are difficult to predict, and assumptions, which may prove to be inaccurate. The most significant risk factors that we have identified which could cause actual events to differ materially from current expectations include, but are not limited to, failure to satisfy the conditions to the Offers, including as a result of the failure to obtain the necessary regulatory approvals or to otherwise satisfy the conditions of completing the Offers as described in the Offer and Circular and the Preferred Share Exchange Offer and Circular, respectively. Some of these risk factors are largely beyond the control of the Company. This information assumes that the Offers will occur on the terms and conditions contemplated in the Support Agreement. The Offers could be modified, restructured or terminated.

Should any risk factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Unless otherwise indicated, forward-looking information does not take into account the effect that transactions announced or occurring after this information is provided may have on the business of the Company. All of the forward-looking information reflected in this document and the documents referred to within it are qualified by these cautionary statements. There can be no assurance that the results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences for the Common Shareholders, the Preferred Shareholders or the Company (including that the proposed acquisition by the Offeror of all of the outstanding Common Shares and the proposed exchange of the outstanding Preferred Shares for Offeror Preferred Shares will occur, or that such transactions will occur on the terms and conditions contemplated in the Support Agreement).

Except as may be required by Canadian Securities Laws, each of the Company, Bell Aliant GP and Prefco disclaims any intention and assumes no obligation to update or revise any forward-looking information, even if new information becomes available, as a result of future events or for any other reason. Readers should not place undue reliance on any forward-looking information.

For additional information on assumptions used to develop forward-looking information and risk factors that could cause actual results to differ materially from forward-looking information, refer to the “Risks that could affect our business and results” section of the Company’s MD&A for the year ended December 31, 2013, and the “Risks that could affect our business and results” section of Bell Aliant GP’s MD&A for the year ended December 31, 2013, which are available at www.bellaliant.ca as well as www.sedar.com.

Availability of Disclosure Documents

The Company is a reporting issuer or the equivalent in all of the provinces of Canada and files its continuous disclosure documents with the Securities Regulatory Authorities in those provinces. Such documents are available under the Company’s profile at www.sedar.com.

2

TABLE OF CONTENTS

DIRECTORS’ CIRCULAR	1
RECOMMENDATION OF THE COMPANY BOARD	1
REASONS FOR RECOMMENDATION OF THE COMPANY BOARD	1
BELL ALIANT INC	3
BCE INC	3
BACKGROUND TO THE OFFER	4
SUMMARY OF VALUATION AND FAIRNESS OPINIONS	6
PRIOR VALUATIONS	10
AGREEMENTS WITH THE OFFEROR	11
OWNERSHIP OF SECURITIES OF THE COMPANY	16
TRADING IN SECURITIES OF THE COMPANY	17
ISSUANCES OF SECURITIES OF THE COMPANY	18
OWNERSHIP OF SECURITIES OF THE OFFEROR	19
INTENTIONS WITH RESPECT TO THE OFFER	21
ARRANGEMENTS BETWEEN THE COMPANY AND ITS DIRECTORS AND OFFICERS	21
RELATIONSHIP BETWEEN THE OFFEROR AND DIRECTORS AND OFFICERS	21
ARRANGEMENTS BETWEEN THE OFFEROR AND SECURITY HOLDERS OF THE COMPANY	21
INTERESTS OF DIRECTORS AND OFFICERS IN MATERIAL TRANSACTIONS WITH THE OFFEROR OR BELL ALIANT	21
MATERIAL CHANGES AND OTHER INFORMATION CONCERNING THE COMPANY	22
RESPONSE OF THE COMPANY	22
OTHER INFORMATION	22
LEGAL MATTERS	22
STATUTORY RIGHTS	22
APPROVAL OF THE DIRECTORS’ CIRCULAR	22
GLOSSARY	23
CONSENT OF BARCLAYS CAPITAL CANADA INC.	30
CONSENT OF SCOTIA CAPITAL INC.	31
CERTIFICATE OF THE COMPANY	32
APPENDIX “A” VALUATION AND FAIRNESS OPINION OF BARCLAYS CAPITAL CANADA INC.	A-1
APPENDIX “B” FAIRNESS OPINION OF SCOTIA CAPITAL INC.	B-1

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DIRECTORS’ CIRCULAR

This Directors’ Circular dated August 14, 2014 is issued by the Company Board in connection with the Offer made by BCE Inc. (the “Offeror”) to purchase all of the issued and outstanding Common Shares (excluding Common Shares owned by the Offeror and its Affiliates) upon the terms and subject to the conditions of the Offer set forth in the Offeror’s take-over bid circular dated August 14, 2014 (the “Offer and Circular”). The Offer is being made pursuant to the terms and conditions of the Support Agreement, which is available under the Company’s profile at www.sedar.com.

Each Common Shareholder will be entitled to elect to receive, for each Common Share held by such Common Shareholder, either the Cash Alternative, the Share Alternative or the Cash and Share Alternative. The elections of the Common Shareholders electing the Cash Alternative or the Share Alternative will, in each case, be subject to pro-ration as set forth in the Offer and Circular. Common Shareholders electing (or deemed to be electing) the Cash and Share Alternative will not be subject to pro-ration.

Full details concerning the terms and conditions of the Offer, the method of acceptance of the Offer and other information relating to the Offer and the Offeror are set out in the Offer and Circular and the letter of transmittal and election form and notice of guaranteed delivery that accompany the Offer and Circular.

RECOMMENDATION OF THE COMPANY BOARD

The Company Special Committee, after review and evaluation of the Offer and the Support Agreement, consultation with its legal advisors and the Financial Advisors and based, among other things, upon receipt of the Valuation and Fairness Opinions, unanimously recommended to the Company Board that the Company Board determine that the consideration to be received under the Offer is fair, from a financial point of view, to the holders of Common Shares (other than the Offeror and its Affiliates), that it is in the best interests of the Company to support and facilitate the Offer and enter into the Support Agreement and recommend that Common Shareholders accept the offer and deposit their Common Shares to the Offer.

The Company Board (with the exception of the Interested Directors), upon the unanimous recommendation of the Company Special Committee made after consultation with its legal advisors and the Financial Advisors, and the receipt of a report of the Company Special Committee based on, among other things, the Valuation and Fairness Opinions, and based upon its review and evaluation of the Offer on the terms set forth in the Support Agreement, has unanimously determined that the consideration to be received under the Offer is fair, from a financial point of view, to the holders of Common Shares (other than the Offeror and its Affiliates), that it is in the best interests of the Company to support and facilitate the Offer and enter into the Support Agreement and recommend that Common Shareholders accept the Offer and deposit their Common Shares to the Offer.

The Company Board (excluding the Interested Directors) therefore unanimously recommends that Common Shareholders ACCEPT the Offer and DEPOSIT their Common Shares to the Offer.

REASONS FOR RECOMMENDATION OF THE COMPANY BOARD

The Company Board has reviewed and considered the Offer with the benefit of the recommendation of the Company Special Committee, and advice from the Financial Advisors and its legal advisors. The following is a summary of the principal reasons for the unanimous recommendation of the Company Board (excluding the Interested Directors) that Common Shareholders ACCEPT the Offer and DEPOSIT their Common Shares to the Offer:

•
Consideration Within Highest Quartile of Independent Valuation Range.    The Company Special Committee engaged Barclays to prepare the Valuation in connection with the Offer. Based upon the assumptions, limitations and qualifications set forth in the Valuation, Barclays was of the opinion that, as of July 22, 2014, the fair market value of the Common Shares was in the range of $27.00 to $31.50 per Common Share. Accordingly, the consideration to be offered to Common Shareholders pursuant to the Offer is within the highest quartile of Barclays’ valuation range. The full text of the Barclays Valuation and Fairness Opinion is attached as Appendix “A” to this Directors’ Circular. Common Shareholders should read the Barclays Valuation and Fairness Opinion in its entirety.

•
Unanimous Special Committee and Board Recommendation.    The Company Special Committee, following consultation with the Financial Advisors and its legal advisors, has unanimously: (a) determined that the consideration to be received under the Offer is fair, from a financial point of view, to the holders of Common Shares (other than the Offeror and its Affiliates), and (b) recommended the entering into of the Support Agreement and recommended that the Company Board recommend that Common Shareholders accept the Offer. The Company Board (with the exception of the Interested Directors), upon the recommendation of the Company Special Committee, has unanimously: (a) determined that the consideration to be received under the Offer is fair, from a financial point of view, to the holders of Common Shares (other than the Offeror and its Affiliates), and (b) approved the entering into of the Support Agreement and the making of the unanimous recommendation that Common Shareholders accept the Offer.

•
Valuation and Fairness Opinions.    The Company Special Committee engaged Barclays to provide the Barclays Valuation and Fairness Opinion and Scotia to provide the Scotia Fairness Opinion in connection with the Offer. Based upon the assumptions, limitations and qualifications set forth in the Valuation and Fairness Opinions, Barclays and Scotia were of the opinion that, as of July 22, 2014, the consideration to be received pursuant to the Offer is fair, from a financial point of view, to holders of Common Shares (other than the Offeror and its Affiliates). The full text of the Barclays Valuation and Fairness Opinion and the Scotia Fairness Opinion are attached as Appendix “A” and Appendix “B” to this Directors’ Circular, respectively. Common Shareholders should read the Barclays Valuation and Fairness Opinion and the Scotia Fairness Opinion in their entirety.

•
Immediate Premium to Common Shareholders.    Based upon the volume weighted average price of the Offeror Common Shares for the 10 trading days ending on July 22, 2014 of $48.66, the consideration offered pursuant to the Offer has a value of $31.00 per Common Share, which represents a valuation multiple of 8.3x LTM (last 12 months) Adjusted EBITDA and an 11.6 percent premium to the volume weighted average price of the Common Shares for the 20 trading days ending on July 22, 2014 of $27.78.

•
Opportunity to Defer Canadian Taxation on Capital Gains.    Taxable Canadian Common Shareholders who receive Offeror Common Shares as consideration under the Offer will generally be entitled to a rollover to defer Canadian taxation on some or all capital gains from the disposition of their Common Shares (provided that, in certain cases, appropriate tax elections are made), as described further under the heading “Certain Canadian Federal Income Tax Considerations” in the Offer and Circular.

•	No Financing Condition. The Offer is not subject to a financing condition. The Offeror will pay for the cash portion of the consideration for the Common Shares from available sources of liquidity.

•
Liquidity of Consideration.    Under the Offer, Common Shareholders will receive cash and/or Offeror Common Shares listed on the TSX and NYSE, giving liquidity to Common Shareholders. Common Shareholders who receive Offeror Common Shares will benefit from the enhanced capital markets profile of the Offeror, which has greater trading liquidity and a more extensive presence in the capital markets than the Company.

•
Flexibility to Elect Cash and/or Offeror Common Shares.    Common Shareholders who wish to receive more cash will be entitled to elect to receive the Cash Alternative, and Common Shareholders who wish to receive more Offeror Common Shares will be entitled to elect to receive the Share Alternative, in each case subject to pro-ration as set forth in the Offer and Circular.

•
Participation in the Future Performance of a Stronger Combined Entity.    Following completion of the Offer, existing Common Shareholders who receive Offeror Common Shares as consideration under the Offer will hold an ownership stake in Canada’s largest communications company and benefit from the Offeror’s earnings and dividend growth potential.

•
Support Agreement.    On July 23, 2014, the Offeror, the Company and Prefco entered into the Support Agreement pursuant to which the Parties agreed, among other things, to make the Offer and the Company agreed to support the Offer, upon and subject to the terms and conditions of the Support Agreement. See “Agreements with the Offeror – Support Agreement”.

•
Review of Alternatives.    The Company Board believes, after a thorough review and after receiving a report of the Company Special Committee based on, among other things, the advice of Barclays and Scotia and the recommendation of the Company Special Committee, that the immediate value offered to Common Shareholders under the Offer is more favourable to Common Shareholders than the potential value that might have resulted from the alternative of remaining a stand-alone entity and pursuing the Company’s existing strategy, taking into consideration the potential rewards, risks and uncertainties associated with that alternative.

•	No Prospect of Superior Proposal. The Company Board considered the fact there is no practical prospect of a competing offer to acquire the Common Shares given the Offeror’s control of the Company.

•
Likelihood of Completion.    The transactions contemplated in the Support Agreement are expected to be completed given the limited number of conditions necessary for the completion of the Offer (including the fact that there is no financing condition or financing required) and the limited range of termination rights under the Support Agreement.

•
Arm’s Length Negotiations.    Active, arm’s length negotiations between the Company Special Committee and the Offeror resulted in the price of the Offer being increased. In addition, the terms and conditions of the Support Agreement, which were reviewed by the Company Special Committee in consultation with its legal advisors and the Financial Advisors, were determined to be fair and reasonable and were the result of arm’s length negotiations between the Parties.

•
Second Stage Transaction.    After the Offeror has paid for Common Shares deposited to the Offer, the Support Agreement requires that the Offeror use all commercially reasonable efforts to acquire the balance of the Common Shares not deposited to the Offer by way of a Compulsory Acquisition or Subsequent Acquisition Transaction at a consideration per Common Share not less than the consideration per Common Share paid pursuant to the Offer.

•
Lock-Up Agreements.    The Locked-Up Shareholders have entered into Lock-Up Agreements pursuant to which, among other things, they have agreed to support the Offer and to deposit all of their Common Shares under the Offer in accordance with the terms of the Offer. The Locked-Up Shareholders hold approximately 0.057 percent of the outstanding Common Shares. See “Intentions With Respect to the Offer – Lock-Up Agreements”.

The foregoing summary of the information and factors considered by the Company Board is not intended to be exhaustive of the factors considered by the Company Board in reaching its conclusion and making its recommendation, but includes the material information, factors and analysis considered by the Company Board in reaching its conclusion and recommendation. The Company Board evaluated the various factors summarized above in light of its own knowledge of the business and industry, financial condition and prospects of the Company, and based upon the advice of its legal advisors and the Financial Advisors and the recommendations of the Company Special Committee. In view of the numerous factors considered in connection with its evaluation of the Offer, the Company Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching its decision. In addition, individual members of the Company Board may have given different weights to different factors. The conclusion and unanimous recommendation of the Company Board was made after considering all of the information and factors involved.

BELL ALIANT INC.

The Company was incorporated under the CBCA on April 30, 2010 to be the successor to Bell Aliant Regional Communications Income Fund (the “Fund”) following the conversion of the Fund’s income trust structure into a corporate structure completed on January 1, 2011. Bell Aliant Regional Communications Inc. (“Bell Aliant GP”) is the successor corporation to certain predecessor entities resulting from the conversion transaction and all but one of the common shares of Bell Aliant GP is held by the Company (with the remaining share held by the Offeror). The Company serves 5.3 million Canadians in the Atlantic Provinces as well as in rural and regional areas of Québec. The principal operating business of the Company and Bell Aliant GP is carried out through Bell Aliant Regional Communications, Limited Partnership, Télébec, Limited Partnership and NorthernTel, Limited Partnership, which are wholly-owned Subsidiaries of Bell Aliant GP. The Company provides a complete range of innovative communications, information and entertainment services, including voice, TV, Internet, data, video, wireless, home security and value-added business solutions.

The Company’s registered and head office is located at 7 South Maritime Centre, 1505 Barrington Street, Halifax, Nova Scotia, B3J 3K5. The Company’s website address is www.bellaliant.ca. The information contained on the Company’s website is not incorporated by reference in this Directors’ Circular.

As of August 7, 2014, there were 227,834,039 Common Shares issued and outstanding (230,011,095 on a Fully-Diluted Basis).

The Company is a reporting issuer or the equivalent in all provinces of Canada and files its continuous disclosure documents with the Securities Regulatory Authorities in those provinces. Such documents are available under the Company’s profile at www.sedar.com.

BCE INC.

The Offeror is Canada’s largest communications company, providing residential, business and wholesale customers with a wide range of solutions to all their communications needs, including the following: wireless, high-speed Internet, Internet protocol television (IPTV) and satellite TV, local and long distance, business Internet protocol (IP)-broadband and information and communications technology (ICT) services. The Offeror reports the results of its operations in four segments: Bell Wireline, Bell Wireless, Bell Media and Bell Aliant. Bell Canada is the largest local exchange carrier in Ontario and Québec, and is comprised of the Offeror’s Bell Wireline, Bell Wireless and Bell Media segments. Bell Media is a diversified Canadian multimedia company that holds assets in TV, radio, digital media and out-of-home advertising. For the year ended December 31, 2013, the Offeror had total operating revenues of approximately $20.4 billion and net earnings of approximately $2.4 billion.

The Offeror is incorporated under the CBCA. The registered and head office of the Offeror is located at 1 Carrefour Alexander-Graham-Bell, Building A, 8th Floor, Verdun, Québec, H3E 3B3.

Upon successful completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, Common Shareholders who receive Offeror Common Shares under the Offer or any Compulsory Acquisition or any Subsequent Acquisition Transaction will become shareholders of the Offeror. Additional information with respect to the Offeror Common Shares is set forth in the Offer and Circular.

For further information regarding the Offeror, refer to the Offeror’s filings with the applicable Securities Regulatory Authorities in Canada which may be obtained through SEDAR at www.sedar.com, including the documents incorporated by reference in the Offer and Circular. Further information regarding the Offeror may also be obtained from the Offeror’s filings with the SEC which can be obtained by visiting the SEC’s website at www.sec.gov.

BACKGROUND TO THE OFFER

The Offeror is the Company’s largest shareholder and holds, together with its Affiliates, 100,376,270 Common Shares, representing 44.06 percent of the issued and outstanding Common Shares. In 2006, when the former Aliant Inc. (“Aliant”) converted to an income trust (Bell Aliant Regional Communications Income Fund) and Aliant exchanged its wireless operations for Bell Canada’s regional wireline operations in Ontario and Québec, the parties entered into a securityholders’ agreement which gave the Offeror the right to appoint a majority of the directors of Bell Aliant GP for so long as it owns, directly or indirectly, more than 30 percent of the Common Shares and certain commercial agreements between Bell Canada and Bell Aliant LP are in place, and to nominate a majority of the directors of the Company in the same circumstances. This agreement (now the Securityholders’ Agreement) gives the Offeror effective control over the Company and its Subsidiaries.

Since the conversion of the Company from an income trust to a corporation on January 1, 2011, the Offeror has periodically evaluated alternatives with respect to its relationship with, and interest in, the Company (including a privatization) and senior management of the Offeror first discussed such alternatives with the Company’s independent directors in mid-2012. At that time, a special committee of the Company Board was formed and retained Barclays and Scotia as financial advisors. However, the 2012 discussions among the Offeror and the Company and its financial advisors, including on value and other matters, did not culminate in a privatization of the Company for a variety of reasons and discussions ended in the fall of 2012.

On June 11, 2014, Mr. George Cope, in his capacity as chief executive officer of the Offeror, delivered a letter to the independent directors of the Company with a non-binding proposal that the Offeror would offer to acquire all of the outstanding Common Shares not already owned by it (the “Proposal”). The Proposal provided that the Offeror would be prepared to make an offer to the Common Shareholders to acquire the Common Shares not owned by the Offeror for $30.00 per Common Share, with the aggregate cash amount payable by the Offeror representing 25 percent of the transaction value and the aggregate share amount representing 75 percent of the transaction value. In addition, as part of the Proposal, the Company indicated it would be prepared to make a concurrent offer to exchange all of the outstanding Preferred Shares for preferred shares of the Offeror having substantially similar financial terms. The Proposal provided that the Offeror would make the offer to acquire Common Shares by way of tender offer and that the Company and Prefco would enter into a support agreement with the Offeror in that regard. The Proposal further provided that the offer for the Common Shares would be conditional on the unanimous support of the Company Board, more than 50 percent of the Common Shares held by Common Shareholders being tendered, and other customary conditions, and that the offer for Common Shares would not be conditional on completion of the concurrent exchange offer for Preferred Shares. The letter indicated that the Proposal was not conditional on due diligence or obtaining external financing.

On June 13, 2014, the Company Board established the Company Special Committee to consider the Proposal. The mandate of the Company Special Committee included (i) examining and reviewing the Proposal, including with the benefit of legal and financial advice from advisors selected by it, (ii) negotiating with the Offeror the terms, conditions, structure and other matters relating to the Proposal, and (iii) advising the Company Board as to what recommendation should be made to the Common Shareholders in respect of the Proposal. Additionally, as any offer by the Offeror would constitute an “insider bid” for the purposes of MI 61-101, the responsibilities of the Company Special Committee included selecting and retaining a qualified and independent valuator and supervising the preparation of a formal valuation of the Common Shares.

The mandate of the Company Special Committee authorized it to retain legal and financial advisors. The Company Special Committee and the Company engaged Blakes to serve as legal counsel. Blakes confirmed that as an offer by the Offeror to acquire additional Common Shares in the Company by way of tender offer would constitute an “insider bid”, the Company Special Committee was required to select an independent valuator and to supervise the preparation of a formal valuation in accordance with MI 61-101. Blakes also confirmed that any offer to acquire Preferred Shares would not be an “insider bid” under MI 61-101, and therefore would not require an independent valuation.

The Company Special Committee retained Barclays as its financial advisor with responsibility to, among other things, (i) prepare and deliver to the Company Special Committee the Valuation, (ii) prepare and deliver to the Company Special Committee one or more written opinions as to the adequacy or fairness, from a financial point of view, of the consideration offered to Common Shareholders pursuant to the Proposal or any variation thereof, and (iii) provide other financial advisory services related to the Proposal or any variation thereof. In retaining Barclays, the Company Special Committee, based in part on certain representations made to it by Barclays, concluded that Barclays was independent and qualified to provide a formal valuation of the Common Shares and provide a fairness opinion with respect to the Proposal.

The Company Special Committee also retained Scotia as its financial advisor with responsibility to, among other things, (i) prepare and deliver to the Company Special Committee one or more written opinions as to the adequacy or fairness, from a financial point of view, of the consideration offered to Common Shareholders pursuant to the Proposal or any variation thereof, and (ii) provide other financial advisory services related to the Proposal or any variation thereof. In retaining Scotia, the Company Special Committee concluded that Scotia was independent and qualified to provide a fairness opinion with respect to the Proposal.

Each of Barclays and Scotia, in connection with their mandates as financial advisors to the Company Special Committee, provided advice in respect of the terms of the Support Agreement and the negotiation thereof.

The Company Special Committee met as a committee seven times in June and July 2014, in person or by telephone. The Company Special Committee undertook a review of the Proposal and obtained the advice of its legal and financial advisors for such purpose. To ensure that Barclays and Scotia received all of the information necessary to prepare the Valuation and Fairness Opinions, the Company Special Committee instructed the Company to grant Barclays and Scotia full access to senior management and provide all necessary information concerning the Company’s business, operations, assets, financial condition, strategic plans, operating results and prospects. To this end, the Company assembled this information for Barclays and Scotia and organized regular meetings between members of management of the Company and representatives of Barclays and of Scotia. Each of Barclays and Scotia confirmed to the Company Special Committee that it received from management of the Company all of the information requested.

Each of Barclays and Scotia provided regular updates to the Company Special Committee with respect to its progress and the various methodologies and assumptions utilized in its respective determination of the fair market value range of the Common Shares in connection with the preparation of their opinions.

On June 19, 2014, the Company Special Committee met with Barclays, Scotia, Blakes and members of management of the Company to receive presentations from Barclays and Scotia outlining their respective preliminary views as to the value of the Common Shares. The presentation by Barclays included a description of the review and analysis carried out by Barclays to date and the approaches being taken to value the Common Shares, including valuation methodologies and assumptions. The presentation by Scotia included a description of the review and analysis carried out by Scotia in assessing the fairness of the consideration offered under the Offer. The Company Special Committee asked a number of follow up questions, which the Financial Advisors agreed to consider and respond to the Company Special Committee, and also discussed with Barclays and Scotia the prospect of any alternative transactions to the Proposal arising.

On June 27, 2014, the Company Special Committee met to discuss the progress Barclays and Scotia had made on the Valuation and Fairness Opinions, and to consider the response to the Proposal. Barclays presented the results of its initial financial analysis, which included a preliminary valuation range indicating that the value of the Common Shares was in the range of $27.00 to $31.50 per share. Accordingly, this indicated that the consideration proposed to be offered to Common Shareholders pursuant to the Offer was above the mid-point of the valuation range. Barclays indicated that the presentation and the conclusions contained therein were subject to final approval from Barclays’ valuation and fairness opinion committee, and the completion of its due diligence, among other things.

On July 7, 2014, the members of the Company Special Committee held a conference call to discuss a response to the Proposal, and on July 9, 2014 met further to discuss the response. On July 11, 2014, the Company Special Committee delivered a letter to the Offeror addressed to Mr. Cope indicating, among other things, that it was of the view that the offer price of $30.00 per Common Share, although within the valuation range provided by Barclays, and fair from a financial point of view, was low relative to premiums provided in other precedent related party take-over transactions but that it would be prepared to consider supporting a transaction at a higher offer price and that provided Common Shareholders with other benefits.

On July 14, 2014, the Company Special Committee met to discuss the Offeror’s initial reaction to the response to the Proposal provided by the Company Special Committee.

On July 15, 2014, the Company Special Committee met with representatives of the Offeror to discuss the Proposal and the Company Special Committee’s response. At this meeting, the Offeror indicated it would be prepared to offer a price of $30.50 to acquire all of the Common Shares of the Company not already owned by it, on substantially the same terms as outlined in the Proposal. On July 16, 2014, the Company Special Committee met on two occasions, including a meeting with its Financial Advisors and legal advisors, to discuss the Offeror’s response, the terms of a response to the Offeror and to determine its counteroffer on price and various other deal terms. Following the first meeting, the Company Special Committee met again with representatives of the Offeror and indicated that they would be prepared to recommend an offer at a price of $31.00 per Common Share. The Offeror indicated that it would be willing to agree to this price, subject to the Company not declaring its regularly scheduled dividend payable on October 6, 2014 and the negotiation of a mutually acceptable definitive support agreement.

On July 17, 2014, following discussions between members of the Company Special Committee and the Offeror senior management, the Company Special Committee and the Offeror prepared a non-binding memorandum of understanding to reflect terms of a possible transaction between them which included, among other things, that (i) the Proposal would be amended to reflect an Offer at $31.00 per Common Share, (ii) Common Shareholders would be permitted to elect to receive cash or shares subject to the total consideration being paid by the Offeror consisting of a maximum of 75 percent in the Offeror Common Shares and 25 percent in cash with eligible Common Shareholders having the ability to make a joint election with the Offeror under subsection 85(1) of the Income Tax Act (Canada), (iii) the Company would agree that the Company Board would not approve the declaration of the regular quarterly dividend that would otherwise be payable on October 6, 2014 to Common Shareholders of record on September 15, 2014 (and, given the anticipated timing of the Common Share Offer, Common Shareholders would not receive the Offeror’s third quarter dividend declared on August 7, 2014 and payable on October 15, 2014), and (iv) the Company Special Committee would positively recommend a revised Proposal based on the advice of Barclays and Scotia and subject to the ability to change such recommendation in compliance with its members’ fiduciary duties. On the same date, Blakes provided comments to counsel to the Offeror on a draft support agreement that had been provided by the Offeror. The parties continued to negotiate the terms of the Support Agreement over the period of July 18 to 20, 2014.

On July 21, 2014, the Company Special Committee met to receive an update from Blakes and representatives of the Company’s management regarding the substance and status of negotiations of the Support Agreement and related documentation, and to discuss the outstanding issues and provided direction with respect to such negotiations. On July 21 and 22, 2014, individual members of the Company Special Committee and the advisors held informal conferences on a regular basis to discuss these matters.

At a meeting of the Company Special Committee held on July 22, 2014, the Company Special Committee received the oral opinions of each of Barclays and Scotia that as of July 22, 2014 the consideration to be received under the Offer is fair, from a financial point of view, to the holders of Common Shares (other than the Offeror and its Affiliates). Barclays also expressed the view that the consideration would be in the high end of its value range of $27.00 to $31.50. The Company Special Committee unanimously resolved to recommend to the Company Board that the Company Board recommend that Common Shareholders accept the Offer. The Company Special Committee also reviewed the general terms of the Support Agreement and, subject to the comments of the Company Special Committee (including determining the basis for calculating the price of the Offeror Common Shares for the purposes of calculating the exchange ratio), unanimously resolved to recommend that the Company Board authorize the Company to enter into the Support Agreement subject to the final terms being agreed between the Parties.

At a meeting of the Company Board on the evening of July 22, 2014, the Company Board received the recommendations from the Company Special Committee that the Company Board recommend that the Common Shareholders accept the Offer and authorize the Company to enter into the Support Agreement. Mr. Reevey, chairman of the Company Special Committee, reported to the Company Board that the Company Special Committee had received oral opinions from each of Barclays and Scotia (subsequently confirmed in writing) that, as of July 22, 2014, the consideration to be received pursuant to the Offer is fair, from a financial point of view, to holders of Common Shares (other than the Offeror and its Affiliates), and that Barclays had also expressed the view that the consideration would be in the high end of the range of the Valuation. With Mr. Cope, Ms. Turcotte, Mr. Vanaselja and Mr. Watson (members of the Company Board who are also officers of the Offeror) declaring their respective interests and abstaining, the Company Board resolved, with all other members of the Company Board voting in favour of the resolution, to recommend that Common Shareholders accept the Offer and authorized the entering into of the Support Agreement.

As part of the discussions on July 16 and 17, 2014, the Offeror management confirmed to the Company Special Committee that it intended to offer to exchange the outstanding Preferred Shares for newly issued preferred shares of the Offeror having financial terms which are the same as those of the Preferred Shares. The terms of the preferred shares of the Offeror to be offered in exchange for Preferred Shares were reviewed by the advisors to the Prefco Special Committee and determined to have the same financial terms as the applicable series of Preferred Shares. This was reported to the Company Special Committee on the evening of July 21, 2014. Meetings of the Prefco Special Committee and Prefco Board were held on July 22, 2014, concurrently with meetings of the Company Special Committee and Company Board, to receive the opinion of Scotia that the consideration to be offered to the Preferred Shareholders under the Preferred Share Exchange Offer is fair, from a financial point of view, to the Preferred Shareholders. The Prefco Board, on the recommendation of the Prefco Special Committee, and subject to the directors of Prefco who are also executives of the Offeror declaring their respective interests and abstaining, resolved, with all other members of the Prefco Board voting in favour of the resolution, to recommend that Preferred Shareholders accept the Preferred Share Exchange Offer and authorized the entering into by Prefco of the Support Agreement.

Over the balance of the evening of July 22, 2014, representatives of the Company Special Committee, the Company and Prefco, and the Offeror finalized the terms of the Support Agreement and, effective 12:01 a.m. Eastern time on July 23, 2014, executed the Support Agreement. Prior to the opening of markets on July 23, 2014, the Company and the Offeror issued a joint press release announcing the Offer, the support of the Offer by the Company Special Committee and the Company Board, the support of the Preferred Share Exchange Offer by the Prefco Special Committee and Prefco Board, and the entering into of the Support Agreement by the Company and Prefco.

On August 6, 2014, the Company Special Committee received the written Valuation and Fairness Opinions. On August 7, 2014, the Company Special Committee unanimously resolved to recommend that the Company Board approve the contents of this Directors’ Circular and the delivery of it to the Common Shareholders. On the same day, the Company Board received the recommendation of the Company Special Committee and the Company Board (with the directors who are also officers of the Offeror declaring their respective interests and abstaining) approved the contents and delivery of this Directors’ Circular.

SUMMARY OF VALUATION AND FAIRNESS OPINIONS

Barclays Valuation and Fairness Opinion

The following summary of the Barclays Valuation and Fairness Opinion is qualified in its entirety by the full text of the Barclays Valuation and Fairness Opinion attached as Appendix “A” to this Directors’ Circular. Common Shareholders are encouraged to read the full text of the Barclays Valuation and Fairness Opinion. The Barclays Valuation and Fairness Opinion has been prepared for the use of the Company Special Committee and the Company Board and for inclusion in this Directors’ Circular. The Barclays Valuation and Fairness Opinion does not constitute a recommendation to any Common Shareholder as to whether such Common Shareholder should tender to the Offer. A copy of the Barclays Valuation and Fairness Opinion is available for inspection at the Company’s registered and head office located at 7 South Maritime Centre, 1505 Barrington Street, Halifax, Nova Scotia, B3J 3K5 and a copy of the Barclays Valuation and Fairness Opinion will be sent to any Common Shareholder upon request and without charge.

Engagement of Barclays

On August 13, 2012, a special committee of the Company Board contacted Barclays regarding a potential advisory assignment concerning a privatization of the Company. Barclays was formally engaged by that special committee pursuant to a written agreement dated August 30, 2012, and provided financial advice to assist the special committee. However, the 2012 discussions among the Offeror and the Company and its financial advisors, including on value and other matters, did not culminate in a privatization of the Company for a variety of reasons and discussions ended in the Fall of 2012. On June 11, 2014, the Company Special Committee received a non-binding proposal from the Offeror, whereby the Offeror proposed to acquire the Common Shares not already owned or controlled by the Offeror for $30.00 per share. Barclays was contacted on the same day and asked to continue its role as financial advisor to the Company Special Committee with regard to the proposal. Barclays’ engagement was confirmed pursuant to a written agreement dated June 25, 2014 (the “Barclays Engagement Agreement”). The Barclays Engagement Agreement specifies that Barclays will be paid a fixed fee for its services to be rendered thereunder. This fee is in no way contingent on the completion of the Offer, or any other transaction or the conclusions reached in the Barclays Valuation and Fairness Opinion. Furthermore, Barclays is to be reimbursed for its reasonable out-of-pocket expenses, including fees paid to its legal counsel in respect of advice rendered to Barclays in carrying out its obligations under the Barclays Engagement Agreement, and is to be indemnified by the Company in certain circumstances.

Credentials of Barclays

Barclays, together with its Affiliates, is one of the largest global investment banking firms, with operations in all facets of corporate finance, mergers and acquisitions, research, sales and trading and financial advisory services to corporations, governments, institutions and individuals. Barclays has been involved in a significant number of transactions involving private and publicly traded companies, including telecommunications companies, and has extensive experience in preparing valuations and fairness opinions, including those that conform to the requirements of MI 61-101.

Independence of Barclays

Barclays, together with its Affiliates, is a full service securities firm engaged, either directly or through its Affiliates, in various activities, including securities trading, investment management, financing and brokerage activities and financial advisory services for companies, governments and individuals. In the ordinary course of these activities, Barclays and its Affiliates may actively trade the debt and equity securities or other financial instruments (or related derivative instruments) of the Company, the Offeror or any of their respective associates or Affiliates and, from time to time, may have executed or may execute transactions on behalf of clients or on behalf of the Company, the Offeror or associated or affiliated entities or related persons for which it received or may receive compensation. In addition, as an investment dealer, Barclays conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company and the Offeror. Except as expressed herein, there are no understandings, agreements or commitments that exist between Barclays and any of the Company, the Offeror or any of their respective associates or Affiliates with respect to any future financial advisory or investment banking business.

Neither Barclays nor any of its affiliated entities, as defined in MI 61-101: (a) is an associated or affiliated entity or issuer insider (as such terms are defined for the purposes of MI 61-101) of the Company, the Offeror, or any of their respective associates or Affiliates; (b) is an advisor to any Interested Party (as such term is defined for purposes of MI 61-101) in connection with the Offer; (c) is a manager or co-manager of a soliciting dealer group for the Offer (or a member of the soliciting dealer group for the Offer providing services beyond the customary soliciting dealer’s functions or receiving more than the per security or per security holder fees payable to the other members of the group); or (d) will receive compensation that will depend in whole or in part on the conclusions reached in the Barclays Valuation and Fairness Opinion or the outcome of the Offer or has any financial interest in the completion of the Offer.

Scope of Review

In connection with the Barclays Valuation and Fairness Opinion, Barclays obtained information from publicly available sources and from the Company and the Offeror. In addition, Barclays reviewed and relied upon (without attempting to verify independently the completeness or accuracy thereof) or carried out, among other things: internal financial reports of the Company and projected financial information for the Company prepared by management for each of the years ending 2014 to 2019, as well as such other information, analyses, investigations and discussions as Barclays considered necessary or appropriate in the circumstances. Barclays also held discussions with senior management of the Company and the Offeror. Barclays has not, to the best of its knowledge, been denied access by the Company Special Committee, the Company or the Offeror to any information requested by Barclays.

Assumptions and Limitations

Barclays, in accordance with the terms of the Barclays Engagement Agreement, relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions or representations obtained by it from publicly available sources or provided to it by the Company, the Offeror or their respective personnel, advisors or otherwise (collectively, the “Information”). The Barclays Valuation and Fairness Opinion is conditional upon the completeness, accuracy and fair presentation of the Information. Subject to the exercise of professional judgment, Barclays has not attempted to independently verify the completeness, accuracy or fair presentation of any of the Information. Barclays has assumed that any future-oriented financial information provided by the Company and used by Barclays in its analyses has been reasonably prepared and reflects the best currently available estimates and judgments of the management of the Company.

In preparing the Barclays Valuation and Fairness Opinion, Barclays made several assumptions, including that all final versions of all agreements and documents to be executed and delivered in respect of or in connection with the Offer will conform in all material respects to the drafts and summaries provided to Barclays, that all conditions precedent to be satisfied to complete the Offer can be satisfied, that all approvals, authorizations, consents, permissions, exemptions or orders of relevant regulatory authorities required in respect of or in connection with the Offer will be obtained, without adverse condition or qualification, that all steps or procedures being followed to implement the Offer are valid and effective, that the Offer and Circular will be distributed to public shareholders of the Company in accordance with applicable laws, and that the disclosure in the Offer and Circular will be accurate in all material respects and will comply, in all material respects, with the requirements of all applicable laws.

The Barclays Valuation and Fairness Opinion was rendered as of July 22, 2014 on the basis of securities markets, economic, financial and general business conditions prevailing on that date and the condition and prospects, financial or otherwise, of the Company and the Offeror as they were reflected in the Information reviewed by Barclays. In its analyses and in preparing the Barclays Valuation and Fairness Opinion, Barclays made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Barclays or any party involved in the Offer. Although Barclays believes that the assumptions used in its analyses and in preparing the Barclays Valuation and Fairness Opinion are accurate and appropriate in the circumstances, some or all of them may nevertheless prove to be incorrect.

The preparation of a valuation or a financial opinion is a complex process and it is not amenable to partial analysis or summary description. Barclays believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process and analyses underlying the Barclays Valuation and Fairness Opinion.

Definition of Fair Market Value

For purposes of the Valuation, fair market value means the highest price, expressed in terms of money or money’s worth, available in an open and unrestricted market between informed and prudent parties, each acting at arm’s length, where neither party is under any compulsion to act. In determining the fair market value of the Common Shares, Barclays did not include in the Valuation a downward adjustment to reflect the liquidity of the Common Shares, the effect of the Offer or the fact that the Common Shares held by individual shareholders do not form part of a controlling interest. Values determined on the foregoing basis represent “en bloc” values, which are values that an acquiror of 100 percent of the Common Shares would be expected to pay in an open auction of the Company.

Valuation Methodologies

For the purposes of determining the value of the Common Shares, Barclays relied on the following methodologies:

(i)	Discounted cash flow (“DCF”) analysis;

(ii)	Precedent transaction analysis; and

(iii)	Comparable trading analysis.

Benefits to a Purchaser of Acquiring the Common Shares

Barclays reviewed and considered whether any distinctive material benefits would accrue to the Offeror through the Offer and concluded there would be synergies available to an industry participant acquiring 100 percent of the Common Shares, including as a result of the elimination of the costs from being a publicly-listed entity, other corporate expenses, and a combined approach to dealing with operating costs and/or capital expenditures. Based on discussions with management of the Company, Barclays estimated the amount of synergies that would be achievable and the one-time costs required to achieve such synergies.

In assessing the amount of synergies to include in the Valuation, Barclays considered the amount of synergies that could be achieved by an industry participant acquiring 100 percent of the Common Shares, and the amount of synergies for which a successful acquiror might have agreed to pay in an open auction of the Company. Barclays believes that there is a certain level of base synergies that an industry participant, including the Offeror, could achieve and concluded that a successful acquiror would potentially pay for all of the base synergies in an open and unrestricted auction. On that basis, Barclays included 100 percent of the value of the base synergies, and the commensurate one-time costs to achieve them, in the Valuation. Based on the foregoing and discussions with Company management, Barclays used an estimate of annual pre-tax base synergies of $25.5 million and an estimate of the implementation costs to achieve these synergies of approximately $32.8 million. Barclays has reflected these synergies and implementation costs in the DCF analysis starting in 2015.

Barclays understands from discussions with management of the Offeror that it may achieve pre-tax annual synergies of up to $100 million. For the purposes of determining the fair market value of the Common Shares, Barclays did not include any synergies above the base synergies as it believes such synergies would not be available to any industry participant (other than the Offeror) and a prudent and informed buyer would not pay for such excess synergies in an open auction.

Valuation Summary

The following table summarizes the range of per share values from the DCF analysis, precedent transactions analysis and comparable trading analysis:

	Summary Valuation Ranges
	Low	High
Discounted cash flow analysis	$25.77	$31.57
Precedent transactions analysis	$21.08	$31.01
Comparable trading analysis	$25.23	$32.07

In arriving at the determination of the fair market value of the Common Shares, Barclays did not attribute any particular quantitative weighting to the individual valuation methodologies, but rather relied on qualitative judgments based on its experience in rendering such opinions.

Valuation Conclusion

Based upon and subject to the analyses, assumptions, qualifications and limitations discussed in the Barclays Valuation and Fairness Opinion, Barclays is of the opinion that, as of July 22, 2014, the fair market value of the Common Shares is in the range of $27.00 to $31.50 per Common Share.

Based upon and subject to the analyses, assumptions, qualifications and limitations discussed in the Barclays Valuation and Fairness Opinion, Barclays is of the opinion that, as of July 22, 2014, the total value of the consideration to be offered to Common Shareholders under the Offer is in the range of $31.00 to $31.05 per Common Share.

Fairness Opinion

Based upon and subject to the analyses, assumptions, qualifications and limitations discussed in the Barclays Valuation and Fairness Opinion, Barclays is of the opinion that, as of July 22, 2014, the consideration to be received pursuant to the Offer is fair, from a financial point of view, to holders of Common Shares, other than the Offeror and its Affiliates.

Scotia Fairness Opinion

The following summary of the Scotia Fairness Opinion is qualified in its entirety by the full text of the Scotia Fairness Opinion attached as Appendix “B” to this Directors’ Circular. Common Shareholders are encouraged to read the full text of the Scotia Fairness Opinion. The Scotia Fairness Opinion has been prepared for the use of the Company Special Committee and the Company Board and for inclusion in this Directors’ Circular. The Scotia Fairness Opinion does not constitute a recommendation to any Common Shareholder as to whether such Common Shareholder should tender to the Offer.

Engagement of Scotia

Scotia was first contacted with regard to a privatization transaction involving the Offeror and the Company in August 2012. Scotia was retained by a special committee of the Board of Directors on August 23, 2012 pursuant to an engagement letter (the “Scotia Engagement Agreement”) to perform customary financial advisory and investment banking services in connection with such a transaction and, if requested, to provide an opinion as to the fairness, from a financial point of view, of consideration to be received under the Offer. Under the terms of the Scotia Engagement Agreement, the Company Special Committee contacted Scotia in June 2014 to perform customary financial advisory and investment banking services in connection with the Offer and requested that Scotia provide the Scotia Fairness Opinion. Based on the Company Special Committee’s own investigation, including its assessment of information provided by Scotia as to its qualifications, the Company Special Committee concluded that Scotia was independent and qualified to provide the Scotia Fairness Opinion. The terms of the Scotia Engagement Agreement provide that Scotia Capital will be paid a fee for its services, part of which was payable upon signing of the Scotia Engagement Agreement, and part of which is conditional on completion of the Offer or certain other events. In addition, Scotia Capital is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances.

Credentials of Scotia

Scotia represents the global corporate and investment banking and capital markets business of Scotiabank Group, one of North America’s premier financial institutions. In Canada, Scotia is one of the country’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing fairness opinions.

Independence of Scotia

Neither Scotia, nor any of its Affiliates, is an insider, associate or Affiliate of the Company, the Offeror or any of their respective associates or Affiliates. Subject to the following, there are no understandings, agreements or commitments between Scotia and the Company, the Offeror or any of their respective associates or Affiliates with respect to any future business dealings. Scotia is currently co-lead lender to the Company and has in the past provided traditional banking, financial advisory, and investment banking services to the Company and its Affiliates, including, in the last 24 months, acting as bookrunner on the issuance of $230 million of Prefco Series E Preferred Shares. Scotia is also currently co-lead lender to the Offeror and has in the past provided, and may in the future provide, traditional banking, financial advisory or investment banking services to the Offeror or any of its Affiliates.

Scotia acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere and, as such, it and Scotiabank Group may have had and may have positions in the securities of the Company or its Affiliates from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation. As an investment dealer, Scotia conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or any of its Affiliates, or with respect to the Offer.

Scope of Review

In connection with the Scotia Fairness Opinion, Scotia obtained information from publicly available sources and from the Company and the Offeror. In addition, Scotia reviewed and relied upon (without attempting to verify independently the completeness or accuracy thereof) or carried out, among other things: internal financial reports of the Company and projected financial information for the Company prepared by management for each of the years ending 2014 to 2017, as well as such other information, analyses, investigations and discussions as Scotia deemed necessary or appropriate in the circumstances. Scotia also held discussions with senior management of the Company and the Offeror. Scotia has not, to the best of its knowledge, been denied access by the Company to any information requested by Scotia.

Assumptions and Limitations

Scotia, subject to the exercise of its professional judgment, relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the Information, and Scotia assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. The Scotia Fairness Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. With respect to the Company’s financial projections provided to Scotia by management of the Company and used in the analysis supporting the Scotia Fairness Opinion, Scotia assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the matters covered thereby, and in rendering the Scotia Fairness Opinion, Scotia expresses no view as to the reasonableness of such forecasts or budgets or the assumptions on which they are based.

The Scotia Fairness Opinion was rendered as of July 22, 2014 on the basis of the securities markets, economic, financial and general business conditions prevailing on that date and the conditions and prospects, financial and otherwise, of the Company and its subsidiaries and Affiliates, as they were reflected in the Information. In its analyses and in preparing the Scotia Fairness Opinion, Scotia made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, which Scotia believes to be reasonable and appropriate in the exercise of its professional judgment, many of which are beyond the control of Scotia or any party involved in the Offer. For the purposes of rendering the Scotia Fairness Opinion, Scotia also assumed that the representations and warranties of each party contained in the Support Agreement are true and correct in all material respects and that each party will perform all of the covenants and agreements required to be performed by it under the Offer and that the Company will be entitled to fully enforce its rights under the Support Agreement and receive the benefits therefrom in accordance with the terms thereof. The Scotia Fairness Opinion does not address the relative merits of the Offer as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Offer.

Fairness Opinion

Based upon and subject to the analyses, assumptions, qualifications and limitations discussed in the Scotia Fairness Opinion, Scotia is of the opinion that, as of July 22, 2014, the consideration to be received pursuant to the Offer is fair, from a financial point of view, to holders of Common Shares, other than the Offeror and its Affiliates.

PRIOR VALUATIONS

To the knowledge of the Company and its directors and senior officers, after reasonable inquiry, other than the Valuation and Fairness Opinions, there have been no prior valuations (as defined in MI 61-101) prepared in respect of the Company, the Common Shares or any material assets of the Company during the 24 months prior to the date of the Offer.

AGREEMENTS WITH THE OFFEROR

Mutual Confidentiality Agreement

The Offeror and the Company entered into the Confidentiality Agreement dated as of July 11, 2014 pursuant to which each party agreed, subject to certain exceptions, to treat confidentially and not disclose, and to cause its Representatives to treat confidentially and not disclose, any confidential information made available to it in connection with the Offers.

Support Agreement

Pursuant to the Support Agreement, the Offeror agreed to make or cause to be made, and the Company agreed to support, the Offer, subject to the conditions set forth therein. The following is a summary of the principal terms of the Support Agreement. It does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement filed by the Company with the applicable Securities Regulatory Authorities and available under the Company’s profile at www.sedar.com.

Company Approval of the Offer

The Company has represented to the Offeror that the Company Board (with the exception of the Interested Directors) has unanimously determined that the consideration to be received under the Offer is fair, from a financial point of view, to the holders of Common Shares (other than the Offeror and its Affiliates).

Representations and Warranties of the Company and Prefco

The Company and Prefco made customary representations and warranties in the Support Agreement, including those in respect of the following matters: (a) organization and qualification; (b) ownership of Subsidiaries; (c) corporate authorization; (d) execution and binding obligation; (e) absence of conflict or breach; (f) required filings and consents; (g) capitalization; (h) Securities Laws matters; (i) financial statements; (j) absence of Material Adverse Effect; (k) disclosure controls and internal control over financial reporting; (l) undisclosed liabilities; (m) shareholder and similar agreements; (n) litigation; (o) compliance with applicable Law; (p) brokers; (q) restrictions on business activities; (r) rights of other Persons; (s) licenses; (t) material contracts; (u) labour matters; (v) employees; (w) tax matters; (x) intellectual property; (y) leased property; (z) personal property; (aa) insurance; (bb) non-arm’s length transactions; (cc) books and records; (dd) residence; (ee) certain U.S. Securities Laws matters; and (ff) Employee Plans.

Representations and Warranties of the Offeror

The Offeror made customary representations and warranties in the Support Agreement, including those in respect of the following matters: (a) organization; (b) corporate authorization; (c) execution and binding obligation; (d) absence of conflict or breach; (e) required filings and consents; (f) Securities Laws matters; (g) financial statements; (h) absence of Material Adverse Effect; (i) disclosure controls and internal control over financial reporting; (j) undisclosed liabilities; (k) litigation; (l) employee plans of the Offeror; (m) availability of funds; (n) authorized capital of the Offeror; (o) stock exchange compliance; (p) Common Share and Preferred Share ownership; (q) residence; (r) eligibility to file Form F-8 under the U.S. Securities Act of 1933, as amended; and (s) the Investment Canada Act.

Covenants by the Company and Prefco

The Company and Prefco have agreed to, among other things: (a) conduct their respective businesses, and the Company shall cause its Subsidiaries to conduct their respective businesses, and not to take any action except in the Ordinary Course and in a manner substantially consistent with past practice and in compliance with applicable Law; and (b) use commercially reasonable efforts, and the Company shall cause its Subsidiaries to use commercially reasonable efforts, to cooperate with the Offeror in structuring, planning and preparing any transaction and take such actions as are necessary to carry out any reorganization (including for tax purposes) of their respective capital, assets and corporate structure as the Offeror may reasonably require, provided, however, that no such transaction or reorganization will be undertaken unless (i) the Offeror has made the Offer, (ii) the effectiveness thereof shall only occur immediately prior to the Offeror taking up the Common Shares under the Offer (but following the Offeror publicly announcing its intention to do so), (iii) it shall not materially impede, delay or prevent completion of the Offer or the Preferred Share Exchange Offer or any Required Regulatory Approvals, (iv) it will not, in the opinion of the Company and Prefco, acting reasonably, prejudice the Common Shareholders, the Preferred Shareholders or the holders of accrued entitlements under the Employee Plans, (v) no such transaction or reorganization will occur unless it is permitted under and in compliance with applicable Law (including the CBCA), the articles of incorporation, limited partnership agreement and other constating documents of the Company, Prefco or such Subsidiary, as applicable, and the Preferred Share Agreements, and (vi) no such transaction or reorganization will occur unless it is permitted under and in compliance with existing Material Contracts of the Company and its Subsidiaries, or any required consents under such Material Contracts are obtained, and provided further that no such actions will be considered to constitute a breach of the covenants, representations or warranties of the Support Agreement.

The Company has agreed to, and will cause each of its Subsidiaries to: (a) use commercially reasonable efforts to satisfy the conditions of the Offer set forth in the Support Agreement, to the extent the same are within its control and not take any action or enter into any transaction, which would, or would reasonably be expected to (i) cause any such condition to become incapable of satisfaction, or (ii) render the transactions contemplated by the Support Agreement incapable of completion or materially more difficult to complete; (b) promptly notify the Offeror orally and in writing of (i) the occurrence of any Material Adverse Effect relating to the Company and its Subsidiaries, taken as a whole, and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same are being contemplated), or (ii) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure to occur would or would be reasonably likely to (A) cause any of the representations of the Company contained in the Support Agreement to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect, or (B) result in the failure in any material respect of the Company to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Expiry Time; (c) use commercially reasonable efforts to make or cooperate with the Offeror as necessary in the making of all necessary filings and applications under all applicable Law required in connection with the Offer and any related Compulsory Acquisition or Subsequent Acquisition Transaction in respect of the Common Shares and take all reasonable action necessary to be in compliance with such Laws; and (d) defend all lawsuits or other legal, regulatory or other proceedings against the Company or any of its Subsidiaries challenging or affecting the making or completion of the Offer, or a Compulsory Acquisition or a Subsequent Acquisition Transaction in respect of the Common Shares.

Prefco has agreed to: (a) use reasonable commercial efforts to satisfy the conditions of the Preferred Share Exchange Offer set forth in the Support Agreement, to the extent the same are within its control and not take any action or enter into any transaction, which would, or would reasonably be expected to (i) cause any such condition to become incapable of satisfaction, or (ii) render the transactions contemplated by the Support Agreement in respect of the Preferred Share Exchange Offer incapable of completion or materially more difficult to complete; (b) promptly notify the Offeror orally and in writing of (i) the occurrence of any Material Adverse Effect relating to Prefco, and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same are being contemplated), or (ii) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure to occur would or would be reasonably likely to (A) cause any of the representations of Prefco contained in the Support Agreement to be untrue or inaccurate in any material respect, or (B) result in the failure in any material respect of Prefco to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied prior to the Expiry Time; (c) use commercially reasonable efforts to make or cooperate with the Offeror as necessary in the making of all necessary filings and applications under all applicable Law required in connection with the Preferred Share Exchange Offer and any related Compulsory Acquisition or Subsequent Acquisition Transaction in respect of the Preferred Shares and take all reasonable action necessary to be in compliance with such Laws; and (d) defend all lawsuits or other legal, regulatory or other proceedings against Prefco challenging or affecting the making or completion of the Preferred Share Exchange Offer, or a Compulsory Acquisition or a Subsequent Acquisition Transaction in respect of the Preferred Shares.

The Company and Prefco have also agreed that they will not: (a) take any action which would render, or which reasonably may be expected to render, any representation or warranty made by the Company or Prefco in the Support Agreement untrue in any material respect; or (b) declare, set aside or pay any dividends on, or make any other distributions on or in respect of, any securities other than Permitted Preferred Share Dividends, provided that if the Offer Effective Date occurs and neither a Compulsory Acquisition nor a Subsequent Acquisition Transaction shall have been completed in respect of the Common Shares on or prior to December 1, 2014, then the Company shall be entitled to declare a dividend, to holders of Common Shares of record as of the close of business on December 15, 2014 (or such other date after December 15, 2014 as the Parties may agree upon, acting reasonably), in an amount per Common Share equal to (i) if, on such date, the Offeror is actively pursuing a Compulsory Acquisition or a Subsequent Acquisition Transaction, an amount not greater than the Permitted Common Share Dividend, or (ii) if, on such date, the Offeror is not actively pursuing a Compulsory Acquisition or a Subsequent Acquisition Transaction, an amount determined by the Company Board in its sole discretion.

Except as required by applicable Law or any agreement to which the Company or any of its Subsidiaries is a party at the date of the Support Agreement, and in the case of clauses (a) and (b) below, except for such salary and compensation increases and bonuses as are approved by the Company in the Ordinary Course and disclosed to the Offeror, the Company will not, and will not permit any of its Subsidiaries to do any of the following: (a) increase the amount of any benefit or amount payable under any Employee Plan; (b) increase the compensation or benefits of any former, present or future director, officer, employee or consultant of the Company or any of its Subsidiaries; (c) accelerate the release of, or the expiry date of, any hold period relating to any Common Shares, Deferred Shares or other share based compensation awards held in the Employee Plans, or otherwise amend, vary or modify the Employee Plans; or (d) adopt, establish, enter into or implement any employee benefit plan, policy, severance or termination agreement providing for any form of benefits or compensation to any former, present or future director, officer or employee of the Company or any of its Subsidiaries holding, in the case of any officer or employee, a position of Vice President or any position senior thereto or amend any employee benefit plan, policy, severance or termination agreement.

Covenants of the Offeror

The Offeror has agreed to, among other things: (a) use reasonable commercial efforts to satisfy the conditions to the Offers set forth in the Support Agreement, to the extent the same are within its control; (b) promptly notify the Company orally and in writing of: (i) the occurrence of any Material Adverse Effect relating to the Offeror and its Subsidiaries, taken as a whole, or (ii) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure to occur would or would reasonably be likely to (A) cause any of the representations of the Offeror contained in the Support Agreement to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect, or (B) result in the failure in any material respect of the Offeror to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Expiry Time; (c) use reasonable commercial efforts to make or cooperate with the Company and Prefco as necessary in the making of all necessary filings and applications under all applicable Law; (d) apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSX and the NYSE of the Offeror Common Shares to be issued pursuant to the Offer and for trading on the TSX of the Offeror Preferred Shares to be issued pursuant to the Preferred Share Exchange Offer, subject only to satisfaction by the Offeror of customary conditions of the TSX and the NYSE, as applicable; (e) make the Offers in accordance with the provisions of the Support Agreement and in compliance with all applicable Law; (f) subject to the terms and conditions of the Support Agreement relating to the Offer and of the Offer, take up the Common Shares deposited under the Offer and pay for such Common Shares in accordance with the Support Agreement and Securities Laws; (g) subject to the terms and conditions of the Support Agreement relating to the Preferred Share Exchange Offer and of the Preferred Share Exchange Offer, take up the Preferred Shares deposited under the Preferred Share Exchange Offer and pay for such Preferred Shares in accordance with the Support Agreement and Securities Laws; and (h) defend all lawsuits and legal, regulatory or other proceedings against the Offeror challenging or affecting the Support Agreement or the making or completion of the Offers, or a Compulsory Acquisition or a Subsequent Acquisition Transaction in respect of either of the Offers.

The Offeror has also agreed that it will not, directly or indirectly: (a) amend or propose to amend the terms of the Offeror Shares; (b) split, combine or reclassify any outstanding Offeror Shares; (c) take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Offeror to consummate the Offers or the other transactions contemplated by the Support Agreement; (d) take any action which would render, or which reasonably may be expected to render, any representation or warranty made by the Offeror in the Support Agreement untrue in any material respect; or (e) take any action or enter into any transaction which would, or would reasonably be expected to (i) cause the conditions to the Offers set forth in the Support Agreement to become incapable of satisfaction, or (ii) render the transactions contemplated by the Support Agreement incapable of completion or materially more difficult to complete.

Subject to the provisions of the Support Agreement, the Offeror may, in its sole discretion, modify or waive any term or condition of either or both the Offers or extend the Expiry Time (it being understood that the Offer may not be extended beyond the Outside Date unless the Company and the Offeror otherwise agree, and the Preferred Share Exchange Offer may not be extended beyond the Outside Date unless the Company, Prefco and the Offeror otherwise agree); provided that the Offeror shall not, (a) without the prior written consent of the Company: (i) impose additional conditions to the Offer; (ii) decrease the consideration offered to Common Shareholders or the number of Common Shares offered to be purchased; (iii) decrease the cash consideration offered under the Cash Alternative or the Cash and Share Alternative; (iv) decrease the fraction of an Offeror Common Share offered under the Share Alternative or the Cash and Share Alternative; (v) modify or waive the Required Regulatory Approval that approval for listing of the Offeror Common Shares on the NYSE and TSX be obtained; or (vi) otherwise vary the Offer or any terms or conditions thereof (which, for greater certainty, does not include a waiver of a condition) in a manner which the Company Board, acting reasonably, determines is materially adverse to the Common Shareholders, or (b) without the prior written consent of Prefco: (i) impose additional conditions on the Preferred Share Exchange Offer; (ii) decrease the consideration offered to Preferred Shareholders or the number of Preferred Shares offered to be purchased; (iii) change the form of consideration (other than to increase the total consideration per Preferred Share) offered to Preferred Shareholders; (iv) modify or waive the Required Regulatory Approval that approval for listing of the Offeror Preferred Shares on the TSX be obtained; or (v) otherwise vary the Preferred Share Exchange Offer or any terms or conditions thereof (which, for greater certainty, does not include a waiver of a condition) in a manner which the Prefco Board, acting reasonably, determines is materially adverse to the Preferred Shareholders.

Termination of the Support Agreement

The Support Agreement may be terminated at any time prior to the Offer Effective Date by mutual written agreement of the Parties.

Either the Company or the Offeror may terminate the Support Agreement by notice in writing, at any time, if:

(a)
the Offer Effective Date has not occurred on or before the Outside Date, except that this termination right shall not be available to a Party if its failure to fulfill any of its obligations or breach of any of its representations and warranties under the Support Agreement has been the cause of, or resulted in, the failure of the Offer Effective Date to occur by the Outside Date; or

(b)
after the date of the Support Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction with respect to the Common Shares illegal or otherwise permanently prohibits or enjoins the Offeror from consummating the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction with respect to the Common Shares, and such Law has, if applicable, become final and non-appealable.

The Offeror may terminate the Support Agreement by notice in writing, at any time, if:

(a)
any condition of the Offer (as described in Section 4 of the Offer as contained in the Offer and Circular) is not satisfied or waived by the Expiry Time; provided that the Offeror is not then in breach of the Support Agreement so as to be the primary cause of any such condition of the Offer not to be satisfied;

(b)
any representation and warranty made by the Company in the Support Agreement shall have been at the date thereof, or shall have become at any time prior to the Expiry Time, untrue or incorrect (without regard to any materiality or Material Adverse Effect qualifications contained therein) such that the condition in paragraph (e) of Section 4 of the Offer as contained in the Offer and Circular, would be incapable of being satisfied by the Expiry Date, and such inaccuracy is not curable or, if curable, is not cured by the earlier of (i) the date which is ten days from the date that written notice of such inaccuracy is delivered by the Offeror to the Company, and (ii) the Business Day prior to the Expiry Date;

(c)
(i) the Company is in default in any material respect of any of its covenants or obligations under the Support Agreement, and such default is not curable or, if curable, is not cured by the earlier of (A) the date which is ten days from the date that written notice of such default is delivered by the Offeror to the Company and (B) the Business Day prior to the Expiry Date; or (ii) the Company breaches any of the covenants or provisions with respect to alternative transactions and changes of recommendation set forth in the Support Agreement in any material respect; or

(d)
(i) the Company Board or the Company Special Committee withdraws, modifies, changes, or qualifies (or resolves to do so) its approval or recommendation of the Offer in a manner adverse to the Offeror, or fails to publicly recommend or reaffirm its approval or recommendation of the Offer within two (2) Business Days of any written request by the Offeror (or, in the event that the Offer shall be scheduled to expire within such two (2) Business Day period, prior to such scheduled expiry), or makes a public statement inconsistent with its approval or recommendation of the Offer (a “Company Change in Recommendation”) (it being understood that publicly taking no position or a neutral position with respect to an alternative transaction for a period of no more than ten Business Days after the formal announcement thereof shall not be considered a Company Change in Recommendation); or (ii) the Company Board or the Company Special Committee recommends or authorizes the Company to enter into a written agreement with respect to an alternative transaction in accordance with the terms of the Support Agreement.

The Company may terminate the Support Agreement by notice in writing, at any time, if:

(a)
any representation and warranty made by the Offeror in the Support Agreement shall have been at the date thereof, or shall have become at any time prior to the Expiry Time, untrue or incorrect (without regard to any materiality or Material Adverse Effect qualifications contained therein), except where any failures of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to constitute a Material Adverse Effect with respect to the Offeror and its Subsidiaries, taken as a whole, and such inaccuracy is not curable or, if curable, is not cured by the earlier of (i) the date which is ten days from the date that written notice of such inaccuracy is delivered by the Company to the Offeror, and (ii) the Business Day prior to the Expiry Date;

(b)
the Offeror is in default in any material respect of any of its covenants or obligations under the Support Agreement, and such default is not curable or, if curable, is not cured by the earlier of (i) the date which is ten days from the date that written notice of such default is delivered by the Company to the Offeror, and (ii) the Business Day prior to the Expiry Date;

(c)
provided that certain terms and conditions as outlined in the Support Agreement are met, if the Offeror does not commence the Offer and mail the Offer documents by the Offer Deadline (except where the making of the Offer is delayed by: (i) an injunction or order made by a Governmental Entity, or (ii) the Offeror not having obtained any regulatory waiver, consent or approval which is necessary to permit the Offer to be made; provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, in which case the Support Agreement shall not be terminated by the Company pursuant to this termination right until the earlier of (A) 90 calendar days from the Offer Deadline, and (B) the fifth Business Day following the date on which such injunction or order ceases to be in effect or such contests or appeals cease to be sought, or such waiver, consent or approval is obtained or such regulatory waiver, consent or approval ceases to be sought, as applicable), and then only if the Offeror has not commenced the Offer by such earlier date; or

(d)
(i) the Company Board or the Company Special Committee withdraws, modifies, changes, or qualifies (or resolves to do so) its approval or recommendation of the Offer pursuant to the terms of the Support Agreement, or (ii) the Company Board or the Company Special Committee recommends or authorizes the Company to enter into a written agreement with respect to an alternative transaction in accordance with the terms for Support Agreement.

Alternative Transactions and Change of Recommendation

The Company Board or the Company Special Committee, and/or the Prefco Board or the Prefco Special Committee, may determine to consider an alternative transaction, enter into an agreement with respect to an alternative transaction, or make a Company Change of Recommendation (in the case of the Company) or a Prefco Change of Recommendation (in the case of Prefco) if:

(a)
the Company (in the case of the Company Board or the Company Special Committee) and/or Prefco (in the case of the Prefco Board and the Prefco Special Committee) is in compliance in all material respects with their respective obligations relating to alternative transactions and a Company Change in Recommendation (in the case of the Company) and a Prefco Change in Recommendation (in the case of Prefco) under the Support Agreement;

(b)
the Company (in the case of the Company Board or the Company Special Committee) and/or Prefco (in the case of the Prefco Board or the Prefco Special Committee) provides prior written notice to the Offeror of its intention to consider an alternative transaction, to enter into an agreement with respect to an alternative transaction, and/or make a Company Change of Recommendation (in the case of the Company) or a Prefco Change of Recommendation (in the case of Prefco); and

(c)
the Company Board and the Company Special Committee and/or the Prefco Board and the Prefco Special Committee, as applicable, have determined, after receiving advice from its outside financial advisors and legal counsel, that the failure to consider such alternative transaction, enter into an agreement with respect to such alternative transaction and/or make a Company Change of Recommendation (in the case of the Company) or a Prefco Change of Recommendation (in the case of Prefco), as applicable, would be inconsistent with its fiduciary duties imposed by applicable Law, considering, among other things, the interest of all stakeholders of the Company, including without limitation the holders of the Common Shares or of the Preferred Shares, as the case may be.

OWNERSHIP OF SECURITIES OF THE COMPANY

The Company is authorized to issue an unlimited number of Common Shares. As at August 7, 2014, there were 227,834,039 Common Shares (230,011,095 on a Fully-Diluted Basis) issued and outstanding.

The following table sets out the names of each of the directors and senior officers of the Company and the number of outstanding Common Shares, Deferred Shares, DSUs and DDSUs beneficially owned as at August 7, 2014, directly or indirectly, or over which control or direction may be exercised by each such person and, where known after reasonable enquiry, by each associate or affiliate of the directors and senior officers of the Company, each associate or affiliate of any insider of the Company, each associate or affiliate of the Company, each insider of the Company (other than the Offeror and the directors and senior officers of the Company), and any person or company acting jointly or in concert with the Company.

Name and Position	Common Shares held directly	Common Shares held indirectly	Total Common Shares held	% of outstanding Common Shares held	DSUs	Deferred Shares	DDSUs
Directors of the Company
Cope, George Chair and Director	11,232	31	11,263	0.005%	0	0	0
Dexter, Robert Director	11,814	0	11,814	0.005%	0	0	24,382
Reevey, Edward Director	15,000	26,898	41,898	0.018%	0	0	18,503
Sheriff, Karen Director and Chief Executive Officer	8,774	0	8,774	0.004%	0	258,277	0
Tanguay, Louis Director	16,581	31,500	48,081	0.021%	0	0	11,011
Turcotte, Martine Director	1,048	0	1,048	0.000%	0	0	0
Vanaselja, Siim Director	751	0	751	0.000%	0	0	0
Watson, John Director	0	0	0	0.000%	0	0	0
Wells, David Director	33	0	33	0.000%	0	0	8,502

Senior Officers of the Company
LeBlanc, Glen Executive Vice-President and Chief Financial Officer	2,518	108	2,626	0.001%	0	214,685	0
Crooks, Fred Executive Vice-President, Corporate Services and Chief Legal Officer	33,793	0	33,793	0.015%	0	143,204	0
McKeen, Dan Senior Vice-President, Customer Solutions	3,248	0	3,248	0.001%	3,417	73,658	0
Hartlen, Chuck Senior Vice-President, Customer Experience	6,675	0	6,675	0.003%	0	115,734	0
MacGregor, Rod Senior Vice-President, Corporate Strategy, Wholesale and Wireless	20,704	0	20,704	0.009%	0	69,064	0
Marshall, Eleanor Vice-President and Treasurer	6,944	566	7,510	0.003%	0	61,043	0
TOTAL	139,115	59,103	198,218	0.087%	3,417	935,665	62,398

In addition, the Offeror owns, directly or indirectly, 100,376,270 Common Shares, representing 44.06 percent of the outstanding Common Shares.

Other than the Offeror, to the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over Common Shares carrying 10 percent or more of the voting rights attached to all Common Shares, and no securities of the Company are owned, directly or indirectly, or controlled by any person acting jointly or in concert with the Company.

TRADING IN SECURITIES OF THE COMPANY

During the six months preceding the date hereof, none of the Company, the directors or senior officers of the Company or other insiders of the Company nor, to the knowledge of the directors and senior officers of the Company, after reasonable enquiry, any of their respective associates or affiliates, or any person acting jointly or in concert with the Company, has traded any securities of the Company, except as follows:

Name and Position	Date of Trade	Type of Securities	Nature of Trade	Number of Securities	Price per Security
Directors of the Company
Dexter, Robert Director	2014-03-31 2014-04-04 2014-06-30 2014-07-07	DDSUs DDSUs DDSUs DDSUs	Grant Acquisition Grant Acquisition	+1,640 +360 +1,584 +384	$26.68 $26.93 $27.62 $27.70

Reevey, Edward Director	2014-03-31 2014-04-04 2014-06-30 2014-07-07	DDSUs DDSUs DDSUs DDSUs	Grant Acquisition Grant Acquisition	+2,202 +240 +2,127 +276	$26.68 $26.93 $27.62 $27.70

Sheriff, Karen Director and Chief Executive Officer	2014-04-04 2014-05-06 2014-07-07 2014-08-011	Deferred Shares Deferred Shares Deferred Shares Common Shares	Acquisition Disposition Acquisition Acquisition	+4,748 -20,000 +4,354 +2,021	$26.93 $27.34 $27.70 $27.51

Tanguay, Louis Director	2014-03-27 2014-03-28 2014-03-31 2014-04-04 2014-06-30 2014-07-07	Common Shares Common Shares DDSUs DDSUs DDSUs DDSUs	Acquisition – Spouse Acquisition – Spouse Grant Acquisition Grant Acquisition	+5,000 +20,000 +1,359 +142 +1,312 +163	$26.85 $26.98 $26.68 $26.93 $27.62 $27.70

Wells, David Director	2014-03-31 2014-04-04 2014-06-30 2014-07-07	DDSUs DDSUs DDSUs DDSUs	Grant Acquisition Grant Acquisition	+1,359 +99 +1,312 +121	$26.68 $26.93 $27.62 $27.70

Senior Officers of the Company
LeBlanc, Glen Executive Vice-President and Chief Financial Officer	2014-04-252 2014-05-05 2014-05-09 2014-04-252 2014-05-05 2014-04-04 2014-07-07 2014-08-013 2014-08-013	Common Shares Common Shares Common Shares Common Shares Common Shares Deferred Shares Deferred Shares Common Shares Common Shares	Acquisition Disposition Disposition – BMO Nesbitt Burns Acquisition – Spouse Disposition – Spouse Acquisition Acquisition Acquisition Acquisition – Spouse	+2,743 -4,028 -900 +286 -390 +3,658 +3,619 +565 +103	$26.62 $27.55 $27.53 $26.62 $27.55 $26.93 $27.70 $27.53 $27.53

Crooks, Fred Executive Vice-President, Corporate Services and Chief Legal Officer	2014-04-04 2014-07-07 2014-08-011	Deferred Shares Deferred Shares Common Shares	Acquisition Acquisition Acquisition	+2,440 +2,414 +3,393	$26.93 $27.70 $27.53

Hartlen, Chuck Senior Vice-President, Customer Experience	2014-04-04 2014-07-07 2014-08-011	Deferred Shares Deferred Shares Common Shares	Acquisition Acquisition Acquisition	+1,972 +1,951 +2,199	$26.93 $27.70 $27.53

Name and Position	Date of Trade	Type of Securities	Nature of Trade	Number of Securities	Price per Security
MacGregor, Rod Senior Vice-President, Corporate Strategy, Wholesale and Wireless	2014-04-04 2014-07-07 2014-08-011	Deferred Shares Deferred Shares Common Shares	Acquisition Acquisition Acquisition	+1,177 +1,164 +2,047	$26.93 $27.70 $27.53

Marshall, Eleanor Vice-President and Treasurer	2014-04-04 2014-07-07 2014-06-10 2014-08-011	Deferred Shares Deferred Shares Common Shares Common Shares	Acquisition Acquisition Disposition Acquisition	+1,040 +1,029 -20 +1,496	$26.93 $27.70 $29.00 $27.53
Notes:
(1)	Represents Common Shares acquired pursuant to the ESP or ESSP, as applicable, with respect to contributions made by the applicable director or senior officer over a six-month period.

(2)	Represents Common Shares acquired pursuant to the ESSP with respect to contributions made by Mr. LeBlanc over a four-month period.

(3)	Represents Common Shares acquired pursuant to the ESSP with respect to contributions made by Mr. LeBlanc over a two-month period.

ISSUANCES OF SECURITIES OF THE COMPANY

Except as set forth below or disclosed elsewhere in this Directors’ Circular, no Common Shares or Convertible Securities have been issued to the directors or senior officers of the Company or other insiders of the Company during the two years preceding the date of this Directors’ Circular.

Name and Position	Date of Issue/Grant	Number of Securities	Type of Security	Price per Security
Directors of the Company
Sheriff, Karen Director and Chief Executive Officer	09/28/2012 12/31/2012 01/01/2013 03/28/2013 06/28/2013 09/30/2013 12/31/2013 01/01/2014 04/04/2014 07/07/2014	4,641 3,623 55,249 4,692 4,002 4,356 3,635 63,794 4,748 4,354	Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares	$26.96 $26.61 $27.15 $26.51 $27.48 $25.68 $26.59 $27.04 $26.93 $27.70
Senior Officers of the Company
LeBlanc, Glen Executive Vice-President and Chief Financial Officer	09/28/2012 12/31/2012 01/01/2013 03/28/2013 06/28/2013 09/30/2013 12/31/2013 01/01/2014 04/04/2014 07/07/2014	2,630 2,712 19,383 3,118 3,062 3,333 3,278 21,265 3,658 3,619	Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares	$26.96 $26.61 $27.15 $26.51 $27.48 $25.68 $26.59 $27.04 $26.93 $27.70

Crooks, Fred Executive Vice-President, Corporate Services and Chief Legal Officer	09/28/2012 12/31/2012 01/01/2013 03/28/2013 06/28/2013 09/30/2013 12/31/2013 01/01/2014 04/04/2014 07/07/2014	1,695 1,748 13,665 2,031 1,994 2,171 2,135 17,151 2,440 2,414	Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares	$26.96 $26.61 $27.15 $26.51 $27.48 $25.68 $26.59 $27.04 $26.93 $27.70

Name and Position	Date of Issue/Grant	Number of Securities	Type of Security	Price per Security
McKeen, Dan Senior Vice-President, Customer Solutions	09/28/2012 12/31/2012 01/01/2013 03/28/2013 06/28/2013 09/30/2013 12/31/2013 01/01/2014 04/04/2014 07/07/2014	728 750 12,339 988 970 1,056 1,039 12,389 1,255 1,242	Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares	$26.96 $26.61 $27.15 $26.51 $27.48 $25.68 $26.59 $27.04 $26.93 $27.70

Hartlen, Chuck Senior Vice-President, Customer Experience	09/28/2012 12/31/2012 01/01/2013 03/28/2013 06/28/2013 09/30/2013 12/31/2013 01/01/2014 04/04/2014 07/07/2014	1,371 1,414 12,339 1,666 1,636 1,781 1,752 12,389 1,972 1,951	Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares	$26.96 $26.61 $27.15 $26.51 $27.48 $25.68 $26.59 $27.04 $26.93 $27.70

MacGregor, Rod Senior Vice-President, Corporate Strategy, Wholesale and Wireless	09/28/2012 12/31/2012 01/01/2013 03/28/2013 06/28/2013 09/30/2013 12/31/2013 01/01/2014 04/04/2014 07/07/2014	827 853 7,101 999 981 1,067 1,050 7,130 1,177 1,164	Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares	$26.96 $26.61 $27.15 $26.51 $27.48 $25.68 $26.59 $27.04 $26.93 $27.70

Marshall, Eleanor Vice-President and Treasurer	09/28/2012 12/31/2012 01/01/2013 03/28/2013 06/28/2013 09/30/2013 12/31/2013 01/01/2014 04/04/2014 07/07/2014	737 760 6,041 884 868 945 930 6,187 1,040 1,029	Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares Deferred Shares	$26.96 $26.61 $27.15 $26.51 $27.48 $25.68 $26.59 $27.04 $26.93 $27.70

OWNERSHIP OF SECURITIES OF THE OFFEROR

The following table sets out the names of each of the directors and senior officers of the Company and the number of outstanding Offeror Common Shares, Offeror Options, Offeror PSUs, Offeror RSUs, Offeror DSUs and BCE Inc. Preferred Shares beneficially owned as at August 7, 2014, directly or indirectly, or over which control or direction may be exercised by each such person and, where known after reasonable enquiry, by each associate or affiliate of the directors and senior officers of the Company, each associate or affiliate of any insider of the Company, each associate or affiliate of the Company, each insider of the Company other than the directors and senior officers of the Company, and any person acting jointly or in concert with the Company.

Name and Position	Offeror Common Shares held directly	Offeror Common Shares held indirectly	Total Offeror Common Shares held	% of outstanding Offeror Common Shares held	Offeror Options	Offeror PSUs	Offeror RSUs	Offeror DSUs	BCE Inc. Preferred Shares
Directors of the Company
Cope, George	27,642	23,313	50,955	0.01%	1,135,809	109,581	219,160	988,763	0
Chair and Director
Dexter, Robert	0	0	0	0.00%	0	0	0	0	0
Director
Reevey, Edward	0	331	331	0.00%	0	0	0	0	0
Director
Sheriff, Karen	0	0	0	0.00%	0	0	0	0	0
Director and Chief Executive Officer
Tanguay, Louis	1,470	2,231	3,701	0.00%	0	0	0	0	0
Director
Turcotte, Martine	19,043	23,796	42,839	0.01%	317,883	23,316	46,631	75,847	0
Director
Vanaselja, Siim	1,876	4,588	6,464	0.00%	317,883	23,316	46,631	298,092	0
Director
Watson, John	4,900	3,443	8,343	0.00%	241,663	23,316	46,631	31,390	0
Director
Wells, David	179	0	179	0.00%	75,850	8,997	17,994	0	10,150	1
Director

Senior Officers of the Company
LeBlanc, Glen	0	0	0	0.00%	0	0	0	0	0
Executive Vice-President and Chief Financial Officer
Crooks, Fred	0	0	0	0.00%	0	0	0	0	0
Executive Vice-President, Corporate Services and Chief Legal Officer
McKeen, Dan	0	0	0	0.00%	0	0	0	0	0
Senior Vice-President, Customer Solutions
Hartlen, Chuck	0	0	0	0.00%	0	0	0	0	0
Senior Vice-President, Customer Experience
MacGregor, Rod	0	0	0	0.00%	0	0	0	0	0
Senior Vice-President, Corporate Strategy, Wholesale and Wireless
Marshall, Eleanor	293	0	293	0.00%	0	0	0	0	0
Vice-President and Treasurer
TOTAL	53,933	59,172	113,105	0.01%	2,089,088	188,526	377,047	1,394,092	101,501
 __________________________________
Notes:
(1)	Comprised of 8,000 Offeror Series AK Preferred Shares, 700 Offeror Series S Preferred Shares, 250 Offeror Series AD Preferred Shares and 1,200 Offeror Series AF Preferred Shares.

INTENTIONS WITH RESPECT TO THE OFFER

To the knowledge of the directors and senior officers of the Company, after reasonable enquiry, each of the directors and senior officers listed in the table under the heading “Ownership of Securities of the Company” above intends to accept the Offer and deposit all of the Common Shares set out opposite such director’s or senior officer’s name, as applicable.

Pursuant to the terms and conditions of the Lock-Up Agreements, each of the Locked-Up Shareholders has agreed, among other things, to irrevocably deposit under the Offer all Common Shares owned, directly or indirectly, by the Locked-Up Shareholder.

ARRANGEMENTS BETWEEN THE COMPANY AND ITS DIRECTORS AND OFFICERS

There are no agreements, commitments or understandings made or proposed to be made between the Company and any of the directors or senior officers of the Company, including any payment or other benefit proposed to be made or given by way of compensation for loss of office or their remaining in or retiring from office if the Offer is successful.

RELATIONSHIP BETWEEN THE OFFEROR AND DIRECTORS AND OFFICERS

Except as disclosed elsewhere in this Directors’ Circular, and as set out below, there is no agreement, commitment or understanding made or proposed to be made between the Offeror and any of the directors or senior officers of the Company, including any payment or other benefit proposed to be made or given by way of compensation for loss of office or their remaining in or retiring from office if the Offer is successful.

The Offeror has agreed that for the period from the Effective Time until six years after the Effective Time, the Offeror will cause the Company, Bell Aliant GP and Prefco, or any successor to the Company, Bell Aliant GP or Prefco (including the successor resulting from the winding-up or liquidation or dissolution of the Company, Bell Aliant GP or Prefco, as applicable) to maintain the Company’s current directors’ and officers’ insurance policy or an equivalent policy, on a “trailing” or “run-off” basis, subject in either case to terms and conditions no less advantageous to the directors and officers of the Company and its Subsidiaries than those contained in the policy in effect on the date of the Support Agreement, for all present and former directors and officers of the Company, Bell Aliant GP and Prefco and their Subsidiaries, covering claims made prior to or within six years after the Effective Time; provided, however, that neither the Company, Bell Aliant GP, Prefco nor the Offeror shall be required, in order to maintain such directors’ and officers’ insurance policy, to pay an annual premium in excess of 300 percent of the annual cost of the existing policies; and provided further that, if equivalent coverage cannot be obtained or can only be obtained by paying an annual premium in excess of 300 percent of the annual cost of the existing policies, the Company and the Offeror shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to 300 percent of the annual cost of the existing policies. Furthermore, prior to the Effective Time, the Company may, in the alternative, purchase, either as an extension to the current insurance policies of the Company and its Subsidiaries or as a new policy, pre-paid non-cancellable run off directors’ and officers’ liability insurance for a period of up to six years from the Effective Time providing such coverage for all present and former directors and officers of the Company and its Subsidiaries on terms comparable to those contained in the current insurance policies of the Company and its Subsidiaries and at a cost that does not exceed $3,000,000.

The Offeror has agreed to cause the Company, Bell Aliant GP and Prefco to keep current indemnity agreements in place and to indemnify each indemnified party thereunder to the fullest extent permitted under applicable Laws from all claims arising out of or related to such individual’s service to the Company, including the approval of the Support Agreement, the completion of the Offer or any of the other Contemplated Transactions arising out of or related to the Support Agreement and the transactions contemplated by the Support Agreement; provided that such indemnified Person acted honestly and in good faith with a view to the best interests of the Company and, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, the indemnified Person had reasonable grounds for believing that his or her conduct was lawful.

Mr. Cope, Ms. Turcotte, Mr. Vanaselja and Mr. Watson (members of the Company Board) are also officers of the Offeror.

ARRANGEMENTS BETWEEN THE OFFEROR AND SECURITY HOLDERS OF THE COMPANY

Other than the Lock-Up Agreements discussed under the heading “Intentions with Respect to the Offer”, there are no agreements, commitments or understandings made or, to the knowledge of the directors and senior officers of the Company, proposed to be made between the Offeror and a security holder of the Company relating to the Offer.

INTERESTS OF DIRECTORS AND OFFICERS IN MATERIAL TRANSACTIONS WITH THE OFFEROR OR BELL ALIANT

Except as otherwise disclosed in this Directors’ Circular, none of the directors or senior officers of the Company and their associates and, to the knowledge of the directors and senior officers of the Company, after reasonable inquiry, no person who owns more than 10 percent of any class of equity securities of the Company for the time being outstanding has any interest in any material transaction to which the Offeror is a party.

MATERIAL CHANGES AND OTHER INFORMATION CONCERNING THE COMPANY

Except as publicly disclosed or otherwise described in this Directors’ Circular, none of the directors or officers of the Company is aware of any information that indicates any material change in the affairs of the Company since the date of its last published financial statements, being its unaudited consolidated financial statements as at and for the six-month period ended June 30, 2014 and management’s discussion and analysis relating thereto, each of which is available under the Company’s profile at www.sedar.com.

RESPONSE OF THE COMPANY

Except as otherwise described or referred to herein or in the Offer and Circular, there are no transactions, directors’ resolutions, agreements in principle, or signed contracts in response to the Offer nor are there any negotiations underway in response to the Offer which relate to or would result in: (a) an extraordinary transaction such as a merger or reorganization involving the Company or a Subsidiary of the Company; (b) the purchase, sale or transfer of a material amount of assets by the Company or a Subsidiary of the Company; (c) a bid by the Company for its own securities or for those of another issuer; or (d) any material change in the present capitalization or dividend policy of the Company.

OTHER INFORMATION

Except as disclosed in this Directors’ Circular, there is no information that is known to the directors which would reasonably be expected to affect the decision of Common Shareholders to accept or reject the Offer.

LEGAL MATTERS

Certain Canadian legal matters relating to this Directors’ Circular have been reviewed by Blake, Cassels & Graydon LLP on behalf of the Company.

STATUTORY RIGHTS

Securities legislation in the provinces and territories of Canada provides security holders of the Company with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

APPROVAL OF THIS DIRECTORS’ CIRCULAR

This Directors’ Circular has been approved and its sending has been authorized by the Company Board.

GLOSSARY

In this Directors’ Circular, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set out below.

“Adjusted EBITDA” has the meaning given thereto in the management’s discussion and analysis of Bell Aliant GP’s financial condition as at, and results of operations for, the three and six months ended June 30, 2014 and 2013, a copy of which is available under the Company’s profile on SEDAR at www.sedar.com;

“Affiliate” or “Affiliates” means a Subsidiary of a Person, or a Person is also deemed to be an Affiliate of another Person if both are Subsidiaries of the same Person, or if each of them is controlled by the same Person. Notwithstanding the foregoing, for purposes of this Directors’ Circular, (a) each of Bell Aliant GP, Bell Aliant LP, Prefco and their respective Subsidiaries shall, in each case for so long as the Company has any direct or indirect debt or equity interest therein or unless otherwise agreed in writing by the Offeror, Bell Canada and a majority of the directors of the Company who are Independent (as such term is defined in the Securityholders’ Agreement), be respectively deemed for the purposes of this Directors’ Circular, to be Subsidiaries and Affiliates of the Company and not of the Offeror or Bell Canada, and (b) the Company shall be deemed for the purposes of this Directors’ Circular to not be a Subsidiary or Affiliate of the Offeror or Bell Canada;

“Aliant” means the former Aliant Inc.;

“Barclays” means Barclays Capital Canada Inc.;

“Barclays Engagement Agreement” has the meaning ascribed thereto under the sub-heading “Summary of Valuation and Fairness Opinions – Barclays Valuation and Fairness Opinion – Engagement of Barclays”;

“Barclays Valuation and Fairness Opinion” means the formal valuation of the Common Shares and fairness opinion dated July 22, 2014 in respect of the Offer prepared by Barclays Capital Canada Inc. as required by MI 61-101, attached as Appendix “A” to this Directors’ Circular;

“Bell Aliant LP” means Bell Aliant Regional Communications, Limited Partnership;

“Bell Aliant GP” means Bell Aliant Regional Communications Inc.;

“Blakes” means Blake, Cassels & Graydon LLP;

“Business Day” means any day of the week, other than a Saturday, a Sunday or a statutory or civic holiday observed in Toronto, Ontario, Montreal, Québec or Halifax, Nova Scotia;

“Cash Alternative” has the meaning ascribed thereto on the cover pages to this Directors’ Circular;

“Cash and Share Alternative” has the meaning ascribed thereto on the cover pages to this Director’s Circular;

“CBCA” means the Canada Business Corporations Act;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act and any person duly authorized to exercise the powers and perform the duties of the Commissioner of Competition;

“Common Shareholders” means the registered and beneficial holders of Common Shares, other than the Offeror and its Affiliates;

“Common Shares” means the common shares in the capital of the Company;

“Company” means Bell Aliant Inc.;

“Company Board” means the board of directors of the Company;

“Company Change in Recommendation” has the meaning ascribed thereto under the sub-heading “Agreements with the Offeror – Support Agreement – Termination of the Support Agreement”;

“Company Special Committee” means the special committee of the Company Board formed to consider the Offer, composed of Messrs. Robert Dexter, Edward Reevey and Louis Tanguay;

“Competition Act” means the Competition Act (Canada);

“Competition Act Clearance” means (a) both of (i) the expiry, waiver, or termination of any applicable waiting periods, including any extension of a waiting period, under Section 123 of the Competition Act, and (ii) the advisement by the Commissioner in writing to the Offeror that the Commissioner does not, at this time, intend to make an application under Section 92 of the Competition Act, or (b) the issuance of an Advance Ruling Certificate by the Commissioner pursuant to Section 102 of the Competition Act in respect of the transactions contemplated by the Support Agreement;

“Compulsory Acquisition” means an acquisition by the Offeror of all Common Shares not tendered to the Offer utilizing the provisions of Part XVII of the CBCA;

“Confidentiality Agreement” means the mutual non-disclosure agreement made as of July 11, 2014 between the Offeror and the Company;

“Contemplated Transactions” means the making of the Offers, the entering into of the Lock-Up Agreements and the consummation of the transactions contemplated in the Support Agreement, including the Offers, the take-up of Common Shares and Preferred Shares under the Offers, any Compulsory Acquisition and any Subsequent Acquisition Transaction;

“Contract” means, with respect to any Person, any legally binding agreement, commitment, engagement, contract or undertaking (written or oral) to which such Person is a party or by which such Person is bound or affected or to which any of its assets is subject;

“Convertible Securities” means all securities convertible into, or exchangeable or exercisable for Common Shares or otherwise evidencing a right to acquire any Common Shares or other securities of the Company and including, without limitation, the Deferred Shares;

“DCF” has the meaning ascribed thereto under the sub-heading “Summary of Valuation and Fairness Opinions – Barclays Valuation and Fairness Opinions – Valuation Methodologies”;

“Deferred Shares” means the deferred shares issued under the DSP;

“DDSU” means directors’ deferred share units under the DDSUP;

“DDSUP” means the Company’s directors’ deferred share unit plan made effective January 1, 2011;

“Directors’ Circular” means this directors’ circular dated August 14, 2014 issued by the Company Board in connection with the Offer;

“DSP” means the Company Deferred Share Plan for executive employees;

“DSU” means deferred share units under the DSUP;

“DSUP” means the Company’s deferred share unit plan made effective January 1, 2011;

“Effective Time” means the time that the Offeror shall have first taken up Common Shares pursuant to the Support Agreement;

“Employee Plans” means all plans or arrangements providing for the benefit of employees generally or for any particular executive officer including all of the employee benefit, health, welfare, disability, bonus, deferred compensation, stock compensation, stock option or purchase or other stock-based compensation plans or arrangements, retirement plans, post-retirement benefit plans or arrangements, pension plans or arrangements applicable to present or former employees or directors of the Company or any of its Subsidiaries which are currently maintained or participated in by the Company or any of its Subsidiaries and under which the Company or any of its Subsidiaries has any material obligations or liabilities;

“ESP ” means the Bell Aliant LP, and/or its successors, Employees’ Savings Plan as it may be amended from time to time, which will be effective as of January 1, 2011;

“ESSP” means the Company Employees’ Stock Savings Plan, as amended from time to time;

“Expiry Date” means September 19, 2014, unless the Offer is withdrawn;

“Expiry Time” means 5:00 p.m. (Toronto time) on September 19, 2014, unless the Offer is withdrawn;

“Financial Advisors” means each of Scotia and Barclays, the financial advisors to the Company Special Committee;

“Fully-Diluted Basis” means that the number of outstanding Common Shares as of a particular time is deemed to be the sum of (a) the number of Common Shares outstanding at such time (including any Common Shares credited to a participant’s account under the ESP and the ESSP), plus (b) the number of Common Shares issuable pursuant to the terms of all Deferred Shares outstanding at such time (in accordance with the DSP), assuming the satisfaction of all conditions of the grants of such Deferred Shares);

“Fund” means Bell Aliant Regional Communications Income Fund;

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, commissioner, board, or authority of any of the foregoing; (c) any self-regulatory authority, including the TSX and the NYSE; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“IFRS” means International Financial Reporting Standards and applicable accounting requirements set by the International Accounting Standards Board or any successor thereto as in effect from time to time;

“Information” has the meaning ascribed thereto under the sub-heading “Summary of Valuation and Fairness Opinions – Barclays Valuation and Fairness Opinion – Assumptions and Limitations”;

“Interested Directors” means those members of the Company Board who have declared an interest in, and refrained from voting in respect of, the transactions contemplated by the Offer;

“Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law, orders, ordinances, judgments, decrees, guidelines, policies or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

“Lock-Up Agreements” means the lock-up agreements dated July 23, 2014 between the Offeror and the Locked-Up Shareholders pursuant to which, among other things, the Locked-Up Shareholders have agreed to tender their Common Shares to the Offer in accordance with the terms of the Offer;

“Locked-Up Shareholders” means the following directors and executive officers of the Company: Frederick Crooks, Robert Dexter, Charles Hartlen, Glen LeBlanc, Rod MacGregor, Dan McKeen, Edward Reevey, Karen Sheriff and Louis Tanguay;

“Material Adverse Effect” when used in connection with the Offeror or the Company, means any one or more changes, effects, events, occurrences or states of fact, either individually or in the aggregate, that is, or would reasonably be expected to be, material and adverse to the assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), business, operations, results of operations, capital, property, obligations (whether absolute, accrued, conditional or otherwise), financial condition of the Offeror and its Subsidiaries, or the Company and its Subsidiaries, as applicable, in each case taken as a whole, other than changes, effects, events, occurrences or states of fact consisting of, resulting from or arising in connection with:

(a)
the public announcement of the execution of the Support Agreement or the transactions contemplated by the Support Agreement or the performance of any obligations hereunder, including the impact thereof on relationships, contractual or otherwise, with employees, customers, suppliers, distributors or partners;

(b)
the failure of such Party (or, in the case of the Company, the Company or Bell Aliant GP), in and of itself, to meet any internal or public projections, forecasts or estimates of revenues, earnings, cash flow or other financial measures (it being understood that the causes underlying such event may, unless otherwise excluded in this definition, be taken into account in determining whether a Material Adverse Effect has occurred);

(c)
any changes, or announcement of a change in, the credit rating of such Party or a Subsidiary of such Party or any of its securities (it being understood that the causes underlying such event may, unless otherwise excluded in this definition, be taken into account in determining whether a Material Adverse Effect has occurred);

(d)	general economic, financial, currency exchange or securities market conditions in Canada or the United States;

(e)	changes generally affecting the telecommunications industry in Canada or the United States;

(f)	any change in applicable Laws, regulations or IFRS;

(g)	any natural disaster;

(h)	any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; or

(i)
any change in the market price or trading volume of any securities of such Party (it being understood that the causes underlying such change in market price may, unless otherwise excluded by paragraphs (a) through (f), be taken into account in determining whether a Material Adverse Effect has occurred), or any suspension of trading in securities generally on any securities exchange on which any securities of such Party trade;

except, in the case of paragraphs (d) through (f), to the extent any such change, effect, event, occurrences or state of fact has had a materially disproportionate effect on such Party and its Subsidiaries taken as a whole compared to other comparable Persons of similar size operating in the telecommunications industry in Canada;

“Material Contract” means any Contract, other than a Contract with the Offeror or any of its Affiliates, to which the Company and/or any one or more of its Subsidiaries is a party or by which the Company and/or or any or more of its Subsidiaries is bound or to which any of its assets is subject: (a) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on the Company and/or one or more of its Subsidiaries; (b) relating to indebtedness for borrowed money, reimbursement obligations in respect of letters of credit or bankers’ acceptances or hedging obligations in excess of $25,000,000; (c) under which the Company and/or any one or more of its Subsidiaries is obligated to make or expects to receive payments in excess of $25,000,000 over the remaining term; (d) providing for the establishment, investment in, organization or formation of any joint venture, limited liability company, partnership or other revenue-sharing arrangements in which the interest of the Company and/or any one or more of its Subsidiaries has a fair market value that exceeds $25,000,000; (e) that creates an exclusive dealing arrangement or right of first offer or refusal with respect to any material asset of the Company and/or any one or more of its Subsidiaries; (f) providing for the purchase, sale or exchange, or option to purchase, sell or exchange, of any asset where the purchase or sale price or agreed value or fair market value of such asset exceeds $25,000,000; (g) that limits or restricts in any material respect (i) the ability of the Company or any one or more of its Subsidiaries to engage in any line of business or carry on business in any geographic area, or (ii) the scope of Persons to whom the Company or any one or more of its Subsidiaries may sell products or deliver services; or (h) that is otherwise material and made outside of the Ordinary Course;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“NYSE” means the New York Stock Exchange;

“Offer” means the offer to be made, subject to the terms and conditions of the Support Agreement, by the Offeror by way of a formal take-over bid for all of the outstanding Common Shares other than Common Shares held by the Offeror and its Affiliates;

“Offer and Circular” has the meaning ascribed thereto under the heading “Directors’ Circular”;

“Offer Deadline” means August 25, 2014;

“Offer Effective Date” means the date on which the Offeror first takes up and pays for Common Shares deposited to the Offer;

“Offeror” means BCE Inc.;

“Offeror Common Shares” means the common shares in the capital of the Offeror;

“Offeror DSUs” means deferred share units issued under the BCE Inc. Share Unit Plan for Senior Executives and Other Key Employees (1997), as amended and restated from time to time;

“Offeror Options” means stock options issued under the BCE Inc. Stock Option Plan (1999) as amended and restated from time to time;

“Offeror Preferred Shares” means the Offeror Series AM Preferred Shares, the Offeror Series AO Preferred Shares and the Offeror Series AQ Preferred Shares;

“Offeror PSUs” means performance share units issued under the BCE Inc. Restricted Share Unit Plan for Executives and Other Key Employees (2004), as amended and restated from time to time;

“Offeror RSUs” means restricted share units issued under the BCE Inc. Restricted Share Unit Plan for Executives and Other Key Employees (2004), as amended and restated from time to time;

“Offeror Series AD Preferred Shares” means the cumulative redeemable first preferred shares, series AD in the capital of the Offeror;

“Offeror Series AF Preferred Shares” means the cumulative redeemable first preferred shares, series AF in the capital of the Offeror;

“Offeror Series AK Preferred Shares” means cumulative redeemable first preferred shares, series AK in the capital of the Offeror;

“Offeror Series AM Preferred Shares” means the cumulative redeemable first preferred shares, series AM to be designated in the capital of the Offeror;

“Offeror Series AO Preferred Shares” means the cumulative redeemable first preferred shares, series AO to be designated in the capital of the Offeror;

“Offeror Series AQ Preferred Shares” means cumulative redeemable first preferred shares, series AQ to be designated in the capital of the Offeror;

“Offeror Series S Preferred Shares” means cumulative redeemable first preferred shares, series S in the capital of the Offeror;

“Offers” means, collectively, the Offer and the Preferred Share Exchange Offer;

“Ordinary Course” means, with respect to an action taken by the Company or any of its Subsidiaries, that such action is taken in the ordinary course of the normal operations of the Company or such Subsidiary;

“Outside Date” means December 31, 2014, subject to the right of either the Company or the Offeror to postpone the Outside Date on no more than two occasions by a period of 30 days each time if (a) any of the Required Regulatory Approvals has not been obtained, or (b) an action, suit or proceeding shall have been taken, commenced or threatened before or by any Governmental Entity to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or sale to the Offeror of the Common Shares or the rights of the Offeror to own or exercise full rights of ownership of the Common Shares, to complete a Compulsory Acquisition or Subsequent Acquisition Transaction in respect of the Offer or which would have such an effect and the Party electing to postpone the Outside Date, if that Party is a party to such action, suit or proceeding, is diligently contesting it;

“Parties ” means the Offeror, the Company and Prefco, and “Party” means any one of them;

“Permitted Common Share Dividend” means a dividend in an amount per Common Share equal to the product of (a) the amount, if any, of the cash dividend payable to holders of Offeror Common Shares with a record date on or about December 15, 2014, multiplied by (b) 0.4778;

“Permitted Preferred Share Dividend” means the quarterly cash dividends payable to Preferred Shareholders on the last business day of March, June, September and December in each year in accordance with Prefco’s articles;

“Person” includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Prefco” means Bell Aliant Preferred Equity Inc.;

“Prefco Board” means the board of directors of Prefco;

“Prefco Change of Recommendation” means if the Prefco Board or the Prefco Special Committee withdraws, modifies, changes, or qualifies (or resolves to do so) its approval or recommendation of the Preferred Share Exchange Offer in a manner adverse to the Offeror, or fails to publicly recommend or reaffirm its approval or recommendation of the Preferred Share Exchange Offer within two (2) Business Days of any written request by the Offeror (or, in the event that the Preferred Share Exchange Offer shall be scheduled to expire within such two (2) Business Day period, prior to such scheduled expiry), or makes a public statement inconsistent with its approval or recommendation of the Preferred Share Exchange Offer;

“Prefco Series A Preferred Shares” means the cumulative 5-year rate reset preferred shares, Series A in the capital of Prefco;

“Prefco Series C Preferred Shares” means the cumulative 5-year rate reset preferred shares, Series C in the capital of Prefco;

“Prefco Series E Preferred Shares” means the cumulative 5-year rate reset preferred shares, Series E in the capital of Prefco;

“Preferred Share Agreements” means (a) the guarantee indentures dated as of March 15, 2011 among Bell Aliant GP, Prefco and CIBC Mellon Trust Company with respect to the Prefco Series A Preferred Shares and the cumulative 5-year rate reset preferred shares, Series B in the capital of Prefco, (b) the guarantee indentures dated as of December 7, 2011 among Bell Aliant GP, Prefco and CIBC Mellon Trust Company with respect to the Prefco Series C Preferred Shares and the cumulative 5-year rate reset preferred shares, Series D in the capital of Prefco, (c) the guarantee indentures dated as of February 14, 2013 among Bell Aliant GP, Prefco and CIBC Mellon Trust Company with respect to the Prefco Series E Preferred Shares and the cumulative 5-year rate reset preferred shares, Series F in the capital of Prefco, and (d) the Nomination and Appointment Agreement dated March 15, 2011 between the Company and Prefco;

“Preferred Share Exchange Offer” means the offer to be made, subject to the terms and conditions of the Support Agreement, by the Offeror to exchange all of the outstanding Preferred Shares for newly issued preferred shares of the Offeror, with financial terms and conditions the same as those attached to the Preferred Shares, such offer to be treated, as provided herein, for all intents and purposes as a formal take-over bid under applicable Securities Laws;

“Preferred Share Exchange Offer and Circular” means the directors’ circular dated August 14, 2014 issued by the Prefco Board in connection with the Preferred Share Exchange Offer;

“Preferred Shareholders” means the holders of Preferred Shares;

“Preferred Shares” means, collectively, the Prefco Series A Preferred Shares, the Prefco Series C Preferred Shares and the Prefco Series E Preferred Shares;

“Prefco Special Committee” means the special committee of the Prefco Board formed to consider the Preferred Share Exchange Offer;

“Proposal” has the meaning ascribed thereto under the heading “Background to the Offer”;

“Representative” means, with respect to any Person, any of such Person’s officers, directors, employees, representatives (including any accountants, counsel, lenders, consultants and financial advisors) or agents;

“Required Regulatory Approvals” means (i) the Competition Act Clearance, (ii) the approval of the TSX and NYSE to list the Offeror Common Shares, and for purposes of the Preferred Share Exchange Offer, the approval of the TSX to list the Offeror Preferred Shares, and (iii) such other sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities that the Offeror, acting reasonably, determines are required in connection with the commencement of the Offers or the consummation of the Offers;

“Scotia” means Scotia Capital Inc.;

“Scotia Engagement Agreement” has the meaning ascribed thereto under the sub-heading “Summary of Valuation and Fairness Opinions – Scotia Fairness Opinion – Engagement of Scotia”;

“Scotia Fairness Opinion” means an opinion of Scotia to the effect that, subject to the assumptions, limitations and qualifications contained therein, the consideration to be received under the Offer is fair, from a financial point of view, to the holders of Common Shares, other than the Offeror and its Affiliates, attached as Appendix “B” to this Directors’ Circular;

“SEC” means the United States Securities and Exchange Commission;

“Securities Laws” means the Securities Act (Ontario) and all other applicable securities Laws, including U.S. securities Laws;

“Securities Regulatory Authorities” means the applicable securities commission or regulatory authority in each province and territory of Canada;

“Securityholders’ Agreement” means the Amended and Restated Securityholders’ Agreement dated January 1, 2011 between the Company, Bell Aliant GP, Bell Aliant LP, 6583458 Canada Inc., Bell Canada and the Offeror;

“SEDAR” means the System for Electronic Document Analysis and Retrieval, a filing system developed for the Securities Regulatory Authorities and accessible at www.sedar.com;

“Share Alternative” has the meaning ascribed thereto on the cover pages to this Directors’ Circular;

“Shareholders” means, collectively, the Common Shareholders and the Preferred Shareholders;

“Subsequent Acquisition Transaction” means any proposed arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or similar transaction involving the Company and the Offeror or an Affiliate of the Offeror to be completed after completion of the Offer, which, if successfully completed, will result in the Offeror owning, directly or indirectly, all of the Common Shares and/or all of the assets of the Company and provides for consideration per Common Share that is at least equal in value to, and is in the same form as, the consideration per Offered under the Offer;

“Subsidiary” means, in respect of a Person, a Person that is controlled directly or indirectly by that Person, and includes a Subsidiary of a Subsidiary. For the purposes of the Summary, Offer and the Circular, a Person (the first Person) is deemed to control another Person (the second Person) if:

(a)
the first Person, directly or indirectly, beneficially owns or exercises control or direction (including, without limitation, by way of agreement or arrangement) over securities of the second Person carrying votes which, if exercised, taking into account any rights of the first Person under such agreement or arrangement, as applicable, would entitle the first Person to elect or direct or cause the election of a majority of the directors or trustees, as applicable, of the second Person, unless that first Person holds the voting securities only to secure an obligation;

(b)	the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50 percent of the interests of the partnership; or

(c)	the second Person is a limited partnership and the general partner of the limited partnership is the first Person;

and for greater certainty a Person (the first Person) who controls another Person (the second Person) also controls all Persons that the second Person controls.

Notwithstanding the foregoing, for purposes of this Directors’ Circular, (a) each of Bell Aliant GP, Bell Aliant LP, Prefco and their respective Subsidiaries shall, in each case for so long as the Company has any direct or indirect debt or equity interest therein or unless otherwise agreed in writing by the Offeror, Bell Canada and a majority of the directors of the Company who are Independent (as such term is defined in the Securityholders’ Agreement), be respectively deemed for the purposes of this Directors’ Circular, to be Subsidiaries and Affiliates of the Company and not of the Offeror or Bell Canada, and (b) the Company shall be deemed for the purposes of this Agreement to not be a Subsidiary or Affiliate of the Offeror or Bell Canada;

“Support Agreement” means the support agreement dated as of July 23, 2014 among the Offeror, the Company and Prefco;

“TSX” means the Toronto Stock Exchange;

“Valuation” means the formal valuation of the Common Shares prepared by Barclays as required by MI 61-101; and

“Valuation and Fairness Opinions” means, collectively, the Barclays Valuation and Fairness Opinion and the Scotia Fairness Opinion.

CONSENT OF BARCLAYS CAPITAL CANADA INC.

To: The Board of Directors of Bell Aliant Inc.

We refer to our valuation and fairness opinion dated July 22, 2014 (the “Valuation and Fairness Opinion”), which we prepared for the special committee of Bell Aliant Inc. (the “Company”) in connection with the offer made by BCE Inc. (the “Offeror”) to purchase all of the issued and outstanding common shares of the Company (“Common Shares”) (excluding Common Shares owned by the Offeror and its affiliates). We consent to the references to the Valuation and Fairness Opinion (including the summary thereof), and to the inclusion of the Valuation and Fairness Opinion, in the directors’ circular of the Company dated August 14, 2014.

DATED at Toronto, Ontario, this 14th day of August, 2014.

(Signed) BARCLAYS CAPITAL CANADA INC.

CONSENT OF SCOTIA CAPITAL INC.

To: The Board of Directors of Bell Aliant Inc.

We refer to our fairness opinion dated July 22, 2014 (the “Fairness Opinion”), which we prepared for the special committee of Bell Aliant Inc. (the “Company”) in connection with the offer made by BCE Inc. (the “Offeror”) to purchase all of the issued and outstanding common shares of the Company (“Common Shares”) (excluding Common Shares owned by the Offeror and its affiliates).

We consent to the references to the Fairness Opinion (including the summary thereof), and to the inclusion of the Fairness Opinion, in the directors’ circular of the Company dated August 14, 2014.

DATED at Toronto, Ontario, this 14th day of August, 2014.

(Signed) SCOTIA CAPITAL INC.

CERTIFICATE OF THE COMPANY

DATED: August 14, 2014

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

On behalf of the Board of Directors of Bell Aliant Inc.

(Signed) EDWARD REEVEY	(Signed) ROBERT DEXTER
Director	Director

APPENDIX “A”
VALUATION AND FAIRNESS OPINION OF BARCLAYS CAPITAL CANADA INC.

333 Bay Street Suite 4910, Box 9 Toronto, ON M5H 2R2 Canada

July 22, 2014

The Special Committee of the Board of Directors
Bell Aliant Inc.
7 South, Maritime Centre
1505 Barrington Street
Halifax, Nova Scotia B3J 3K5

To the Special Committee:

Barclays Capital Canada Inc. (“Barclays” or “we”), understands that BCE Inc. (“BCE”) has proposed to make a take-over bid (the “Offer”) to purchase all of the outstanding common shares of Bell Aliant Inc. (“Bell Aliant” or the “Company”) not already owned or controlled by BCE and its affiliates (the “Transaction”) for consideration (the “Consideration”), at the election of Bell Aliant common shareholders, comprising one of (a) $31.00 in cash, (b) 0.6371 of a BCE common share (a “BCE Share”), or (c) $7.75 in cash and 0.4778 of a BCE Share.  Bell Aliant common shareholders electing alternative (a) or (b) will be subject to pro-ration such that the aggregate consideration will be paid 25% in cash and 75% in BCE Shares.  BCE is also proposing to the holders of preferred shares of Bell Aliant Preferred Equity Inc. (“Prefco”) to offer to acquire their preferred shares in Prefco in exchange for newly issued preferred shares of BCE, with the same financial terms and conditions as the existing preferred shares of Prefco.  The Offer is not conditional on the completion of the preferred share exchange.  Barclays understands BCE currently owns 44.06% of the outstanding common shares of Bell Aliant (the “Bell Aliant Shares”), and that the Offer is an “insider bid” as that term is defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

The Board of Directors of Bell Aliant (the “Board”) has formed a special committee of directors who are independent of BCE and its principals, management of Bell Aliant, and any matter or party related to the Transaction (the “Special Committee”) to, among other things, review and analyze the Transaction, evaluate potential alternatives, conduct negotiations with BCE, appoint an independent and qualified valuator, supervise the preparation of a formal valuation, and report to the Board with its recommendation in respect to the Transaction.

The Special Committee has retained Barclays to act as financial advisor to the Special Committee and instructed Barclays to prepare a formal valuation of the Bell Aliant Shares (the “Valuation”) in accordance with the requirements set forth in MI 61-101 and to deliver an opinion as to the fairness, from a financial point of view, of the Consideration to be received by holders of Bell Aliant Shares, other than BCE and its affiliates, pursuant to the Offer (the “Opinion”).

Completion of the Offer is subject to the satisfaction or waiver of certain conditions, including that more than 50% of the Bell Aliant Shares held by shareholders other than BCE and its affiliates, and other common shareholders who would be excluded from voting as part of the minority pursuant to Part 8 of MI 61-101 being tendered to the Offer and not withdrawn.  Barclays understands that the terms of the Offer will be more fully described in a take-over bid circular and offer to be prepared by BCE (the “Circular”) and a circular prepared on behalf of Bell Aliant (the “Directors’ Circular”), to be mailed to holders of Bell Aliant Shares in connection with the Offer.  Barclays understands that the Valuation and the Opinion will form an exhibit to, and will be referenced in, the Directors’ Circular, and will be referenced in the Circular, and hereby consents to such inclusion, reference and filing as necessary, by BCE and Bell Aliant, as the case may be, with the securities commissions or similar regulatory authorities in each province of Canada.

The Valuation and the Opinion have been prepared in accordance with the disclosure standards for formal valuations and fairness opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”), but IIROC has not been involved in the preparation or review of the Valuation or the Opinion.  Barclays has prepared the Valuation effective as of July 22, 2014 (the “Valuation Date”).  Any events subsequent to the Valuation Date may affect the validity of the Valuation and the Opinion and Barclays makes no representations that the Valuation and the Opinion will be accurate after the Valuation Date.

ENGAGEMENT OF BARCLAYS

On August 13, 2012, a special committee of independent directors of the Board (the “2012 Special Committee”) contacted Barclays regarding a potential advisory assignment concerning a privatization of Bell Aliant.  Barclays was formally engaged by the 2012 Special Committee pursuant to a written agreement dated August 30, 2012 (the “First Engagement Agreement”), and provided financial advice to assist the 2012 Special Committee.  However, the 2012 discussions among BCE and Bell Aliant and its financial advisors, including on value and other matters, did not culminate in a privatization of the Company for a variety of reasons and discussions ended in the Fall of 2012.

On June 11, 2014, the Special Committee received a non-binding proposal from BCE, whereby BCE proposed to acquire the Bell Aliant Shares not already owned or controlled by BCE for $30.00 per share.  Barclays was contacted on the same day and asked to continue its role as financial advisor to the Special Committee with regard to the proposal.  Barclays’ engagement was confirmed pursuant to a written agreement dated June 25, 2014 (the “Second Engagement Agreement”).  The Second Engagement Agreement specifies that Barclays will be paid a fixed fee for its services to be rendered thereunder.  This fee is in no way contingent on the completion of the Offer, or any other transaction or the conclusions reached in the Valuation and the Opinion.  Furthermore, Barclays is to be reimbursed for its reasonable out-of-pocket expenses, including fees paid to its legal counsel in respect of advice rendered to Barclays in carrying out its obligations under the Second Engagement Agreement, and is to be indemnified by Bell Aliant in certain circumstances.

CREDENTIALS OF BARCLAYS

Barclays, together with its affiliates, is one of the largest global investment banking firms, with operations in all facets of corporate finance, mergers and acquisitions, research, sales and trading and financial advisory services to corporations, governments, institutions and individuals.  Barclays has been involved in a significant number of transactions involving private and publicly traded companies, including telecommunications companies, and has extensive experience in preparing valuations and fairness opinions, including those that conform to the requirements of MI 61-101.

The opinions expressed herein represent the views and opinions of Barclays and the form and content thereof have been approved by a committee of senior officers of Barclays and its affiliates, each of whom is experienced in mergers and acquisitions, divestitures, valuations analyses, fairness opinions and capital markets matters.

INDEPENDENCE OF BARCLAYS

Barclays, together with its affiliates, is a full service securities firm engaged, either directly or through its affiliates, in various activities, including securities trading, investment management, financing and brokerage activities and financial advisory services for companies, governments and individuals. In the ordinary course of these activities, Barclays and its affiliates may actively trade the debt and equity securities or other financial instruments (or related derivative instruments) of Bell Aliant, BCE or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of clients or on behalf of Bell Aliant, BCE or associated or affiliated entities or related persons for which it received or may receive compensation. In addition, as an investment dealer, Barclays conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Bell Aliant and BCE.  Except as expressed herein, there are no understandings, agreements or commitments that exist between Barclays and any of Bell Aliant, BCE or any of their respective associates or affiliates with respect to any future financial advisory or investment banking business.

Neither Barclays nor any of its affiliated entities, as defined in MI 61-101:

(i)	is an associated or affiliated entity or issuer insider (as such terms are defined for the purposes of MI 61-101) of Bell Aliant, BCE, or any of their respective associates or affiliates;
(ii)	is an advisor to any Interested Party (as such term is defined for purposes of MI 61-101) in connection with the Offer;
(iii)
is a manager or co-manager of a soliciting dealer group for the Offer (or a member of the soliciting dealer group for the Offer providing services beyond the customary soliciting dealer’s functions or receiving more than the per security or per security holder fees payable to the other members of the group); or

(iv)
will receive compensation that will depend in whole or in part on the conclusions reached in the Valuation and the Opinion or the outcome of the Offer or has any financial interest in the completion of the Offer.

SCOPE OF REVIEW

In preparing the Valuation and the Opinion, Barclays reviewed, considered, relied upon or carried out, among other things, the following:

1.	a draft support agreement (the “Support Agreement”) dated July 21, 2014;
2.	the letter and supporting presentation from BCE outlining the initial terms of the Offer, dated June 11, 2014;
3.
the audited financial statements and other public information of Bell Aliant, Bell Aliant Regional Communications Inc. (“Bell Aliant Regional Communications” or “Bell Aliant GP”) and BCE for the fiscal years 2009 - 2013;

4.	management’s discussion and analysis of the financial condition of Bell Aliant, Bell Aliant Regional Communications and BCE for the fiscal years 2009 - 2013;
5.	the annual reports of Bell Aliant, Bell Aliant Regional Communications and BCE for the fiscal years 2009 - 2013;
6.
the quarterly reports and unaudited interim financial statements of Bell Aliant and BCE for the applicable reporting periods since each company’s most recent year-end including Bell Aliant draft financial statements for the quarter ended June 30, 2014, for Bell Aliant Regional Communications and Bell Aliant, as well as Bell Aliant’s supplementary information form;

7.	the annual information forms of Bell Aliant, Bell Aliant Regional Communications and BCE for the fiscal years 2009 - 2013;
8.	the notices of annual meetings and management information circulars for Bell Aliant and BCE for the fiscal years 2009 - 2013;
9.	various internal financial reports of Bell Aliant prepared by its management describing strategic plans for the overall business and individual business lines;
10.	unaudited projected financial information, segmented by business line, of Bell Aliant for the years ending December 31, 2014 through December 31, 2019 prepared by management of the Company;
11.	a due diligence session with BCE management with respect to BCE’s past and current business operations, financial condition, business prospects and relationship with Bell Aliant;
12.	due diligence sessions with Bell Aliant management with respect to Bell Aliant’s overall past and current business operations, financial condition, business prospects and relationship with BCE;
13.	a comparison of the relative financial performance of BCE and Bell Aliant and other publicly-traded companies we considered relevant;
14.	the public information and comparison of selected financial metrics with respect to other transactions of a comparable nature we considered relevant;
15.	discussions with the Special Committee regarding the Offer;
16.	discussions with counsel to the Special Committee regarding structural, legal and other aspects of the Offer; and
17.	such other information, analyses, investigations and discussions as we considered necessary or appropriate in the circumstances.

To the best of its knowledge, Barclays has not been denied access by the Special Committee, Bell Aliant, or BCE to any information requested by Barclays.

PRIOR VALUATIONS

It is the view of Barclays that its advisory work under the First Engagement Agreement does not represent a “prior valuation”, as such term is defined in MI 61-101.  Barclays’ view has been confirmed by legal counsel to the Special Committee.  Furthermore, management of Bell Aliant has represented to Barclays that it is not aware of any prior valuations (as defined in MI 61-101) of the Company, its material assets, or its securities in the preceding twenty-four month period.

ASSUMPTIONS AND LIMITATIONS

Barclays has, in accordance with the terms of the Second Engagement Agreement, relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions or representations obtained by it from publicly available sources or provided to it by Bell Aliant, BCE or their respective personnel, advisors or otherwise (collectively the “Information”).  The Valuation and the Opinion are conditional upon the completeness, accuracy and fair presentation of the Information.  Subject to the exercise of professional judgment, Barclays has not attempted to independently verify the completeness, accuracy or fair presentation of any of the Information.

Barclays has assumed that any future-oriented financial information (“FOFI”) provided by Bell Aliant and used by Barclays in its analyses has been reasonably prepared and reflects the best currently available estimates and judgments of the management of Bell Aliant.

The Chairman of the Special Committee and the Chief Financial Officer of Bell Aliant have represented to Barclays in a certificate dated July 22, 2014, among other things, that:

(i)
The information, data, advice, opinions, representations and other material (financial and otherwise) provided to Barclays orally by, or in the presence of, an officer or employee of the Company, or in writing by the Special Committee, the Company or its affiliates or its or their representatives for the purpose of preparing the Valuation and the Opinion was, at the date the information was provided to Barclays, and is as of the date hereof, complete, true and correct and did not and does not contain any untrue statement of a material fact in respect of the Company and its affiliates or the Offer and did not and does not omit to state a material fact in relation to the Company and its affiliates or the Offer necessary to make the Information not misleading in light of the circumstances under which the Information was presented.

(ii)
Since the dates on which the Information was provided to Barclays, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company and its affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to render the Information untrue or misleading in any material respect in the circumstances in which it was presented or have a material effect on either the Valuation or the Opinion.

(iii)
To their knowledge, there are no facts not contained in or referred to in the Information provided to Barclays by the Company or its affiliates which would reasonably be expected to affect the Valuation or the Opinion, in each case, including the assumptions used, the procedures adopted, the scope of the review undertaken or the conclusions reached.

(iv)
All FOFI provided to Barclays has been prepared using assumptions which were reasonable on the date such FOFI was prepared, having regard to the Company’s industry, business, financial condition, plans and prospects, represent the best current estimates by the Company of the most probable results for the periods of the Company presented therein, and do not contain any untrue statement of a material fact or omit to state any material fact necessary to make such FOFI, as of the date of the preparation thereof, not misleading in light of the circumstances in which such FOFI was provided to Barclays.

In preparing the Valuation and the Opinion, Barclays has made several assumptions, including that all final versions of all agreements and documents to be executed and delivered in respect of or in connection with the Offer will conform in all material respects to the drafts and summaries provided to Barclays, that all conditions precedent to the Offer can be satisfied, that all approvals, authorizations, consents, permissions, exemptions or orders of relevant regulatory authorities required in respect of or in connection with the Offer will be obtained, without adverse condition or qualification, that all steps or procedures being followed to implement the Offer are valid and effective, that the Circular and Directors’ Circular will be distributed to public shareholders of Bell Aliant in accordance with applicable laws, and that the disclosure in the Circular and Directors’ Circular will be accurate in all material respects and will comply, in all material respects, with the requirements of all applicable laws.

The Valuation and the Opinion are rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial or otherwise, of Bell Aliant and BCE as they were reflected in the Information reviewed by Barclays.  In its analyses and in preparing the Valuation and the Opinion, Barclays made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Barclays or any party involved in the Offer.  Although Barclays believes that the assumptions used in its analyses and in preparing the Valuation and the Opinion are accurate and appropriate in the circumstances, some or all of them may nevertheless prove to be incorrect.

Any changes in the Information may affect the Valuation and/or the Opinion and, although Barclays reserves the right to change, supplement or withdraw the Valuation and/or the Opinion in the event of any change in the Information, Barclays disclaims any undertaking or obligation to advise any person of any such change in the Information which may come or be brought to Barclays’ attention after the date hereof, and/or to update the Valuation or the Opinion to reflect any such change.  However, without limiting the foregoing, Barclays will be entitled, at any time prior to the completion of the Offer, to change, supplement or withdraw the Valuation and the Opinion, if Barclays concludes that there has been a material change in the business or affairs of Bell Aliant and/or BCE, or a change in material fact, an omission to state a material fact, a material change in the factors upon which the Valuation and the Opinion are based, or if Barclays becomes aware of any information not previously known by Barclays, regardless of the source, which in its opinion would make the Valuation and/or the Opinion misleading in any material respect.

The Valuation and the Opinion have been prepared and provided solely for the use of the Special Committee and the Board and for inclusion in the Directors’ Circular, and may not be used or relied upon by any other person without the express prior written consent of Barclays.  Furthermore, the Valuation and the Opinion are not intended to be, and do not constitute, a recommendation to holders of Bell Aliant Shares, with respect to the Offer, including whether holders of Bell Aliant Shares should tender their Bell Aliant Shares to the Offer or as an opinion concerning the trading price or value of any securities of Bell Aliant or BCE following the announcement or completion of the Offer.

In connection with the preparation of the Valuation and the Opinion, Barclays was not authorized by the Special Committee to solicit, and did not solicit, interest from any other party with respect to the acquisition of any part or all of Bell Aliant, or any other extraordinary transaction involving Bell Aliant.  Barclays is not an expert on, and did not render advice to the Special Committee regarding legal, tax, accounting and regulatory matters.

The preparation of a valuation or a financial opinion is a complex process and it is not amenable to partial analysis or summary description.  Barclays believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process and analyses underlying the Valuation and the Opinion.  The analyses summarized in this letter include information presented in tabular format. To understand the analyses completed by Barclays, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses.

Unless otherwise stated herein, all dollar amounts are expressed in Canadian dollars.  Certain figures have been rounded for presentation purposes.

OVERVIEW OF BELL ALIANT

Summary

Bell Aliant is a Canadian telecommunications company and one of the largest regional communications providers in North America. The Company has been serving customers for over a century and operates in Atlantic Canada, Ontario and Quebec.  The Company is the corporate successor to Bell Aliant Regional Communications Income Fund which was formed in 2006 under a plan of arrangement which combined Aliant Inc.’s wireline business in Atlantic Canada, Bell Canada’s regional wireline business in Ontario and Quebec, and BCE’s majority interest in Bell Nordiq.   Bell Aliant offers a wide range of information, communications and technology services including voice, TV, internet, data, video, wireless, valued-added business solutions and home security.  The Company currently has approximately 6,300 employees.

The following diagram depicts the intercorporate relationships among Bell Aliant, its subsidiaries, and BCE.

1.	“Bell Aliant GP” refers to Bell Aliant Regional Communications Inc.

Products and Services

Local and Access

Bell Aliant’s local and access revenue is earned primarily through: (i) the provision of network access service (“NAS”), or local telephone service, to residential and business customers, along with enhanced service features such as call display, call waiting and voicemail; (ii) contribution payments from a national fund to compensate the Company for providing services in high cost areas of the country; and (iii) services provided to competitors accessing Bell Aliant’s local network for re-sale purposes.  The Company currently has approximately 2.3 million NAS subscribers.

Data

Data revenue is earned through the provision of high-speed and dial-up Internet service, Internet Protocol television (“IPTV”) and enhanced services and applications, data services for business customers including access and circuits, and hosted and managed network services.  The Company currently services 977,000 high-speed internet customers and 202,000 IPTV customers.

Long Distance

Long distance revenue is earned through domestic and international long distance voice services to residential and business customers, including wholesale customers for transiting their long-distance traffic and for re-sale purposes.

Wireless

Wireless revenue is earned through providing cellular, paging and mobile radio services over digital wireless networks in certain territories in Ontario and Quebec.  The Company currently has 147,000 wireless customers.

Other

The Company also generates revenues from home security, terminal rentals and sales, pole rentals, telecommunication equipment sales, custom work completed for large customers, and through its outsourcing arrangement with Bell Mobility.

Relationship with BCE

Bell Aliant is effectively controlled by BCE through a Securityholders’ Agreement that provides BCE with certain governance rights over the Company and Bell Aliant GP, the general partner of Bell Aliant’s principal operating subsidiary entity, Bell Regional Communications LP (“Bell Aliant LP”).  The Securityholders’ Agreement provides BCE with the right to appoint up to a majority of the directors of Bell Aliant and Bell Aliant GP for so long as BCE, directly or indirectly, holds not less than 30% of the Bell Aliant Shares and certain commercial agreements between Bell Aliant LP and Bell Canada are in place.  Additionally, so long as BCE, directly or indirectly, holds not less than 20% of the Bell Aliant Shares, Bell Aliant requires BCE’s prior written consent on certain matters, including, but not limited to, non-ordinary course transactions, the appointment or removal of the CEO, any material corporate transaction including mergers, amalgamations, business combinations and acquisitions or dispositions with a fair market value in excess of $200 million and the entry into any material commercial agreements with any “competitor” of BCE or Bell Canada, as such term is defined in the relevant commercial agreements. In addition, subject to certain exceptions, BCE has pre-emptive rights with respect to the issuance of additional shares in Bell Aliant or partnership interests in Bell Aliant GP.

Bell Aliant maintains a series of long-term commercial agreements with Bell Canada that provide Bell Aliant with a broad range of technical, operational and human resource support services required to operate the wireline and Internet access operations in the Ontario and Quebec regional territories.  These agreements also permit the Company to continue to receive the commercial and telecommunications services that Bell Canada was providing in Atlantic Canada prior to 2006.  These agreements include a commercial relationship management agreement, which governs the general commercial relationship and addresses matters such as marketing co-operation and branding.  Under these agreements, Bell Aliant and Bell Canada are restricted from competing with each other in certain respects in their respective territories.

Competitive Conditions

Bell Aliant competes with both traditional and non-traditional parties across a number of the products that it offers.  Cable companies are the primary competitive threat, due to their ability to bundle similar service offerings, and have been expanding their local service area into Bell Aliant’s coverage territory.  At the end of 2013, the Company’s competitive footprint overlap with cable companies was approximately 75.8% of residential households in Bell Aliant’s markets.  The development of new technologies has also made it easier for competitors to offer substitutes for Bell Aliant’s products in a growing number of markets.  In particular, competitors have gained market share as customers substitute traditional voice and long distance products for wireless and voice over internet protocol (“VoIP”) services.

Bell Aliant has responded through a focus on, among other things, enhanced quality of its products, services and bundles, price competitiveness, and working with customers to provide complete residential and business solutions.  Most importantly, over the past five years, Bell Aliant has been installing fibre-to-the-home across its service territory in order to increase network capacity and provide premium internet speeds and improved TV service, including high definition and personal video recording.  The Company’s high speed fibre optic data network (“FibreOp”) will be available to approximately 1,000,000 homes by the end of 2014, representing  approximately 40% of the homes in Bell Aliant’s service territory.

Historical Financial Information

The following table summarizes certain financial results of Bell Aliant for the fiscal years ended December 31, 2011 to 2013 and for the six months ended June 30, 2013 and 2014:

($ millions, except per share data and ratios)	Year Ended Dec. 31			6 Months Ended June 30
	2011	2012	2013	2013	2014
Income statement items
Revenue
Local and access	$1,238.4	$1,176.6	$1,118.3	$563.8	$533.7
Long distance	378.3	335.6	299.4	153.1	132.2
Data	879.6	978.6	1,060.4	519.2	563.2
Wireless	98.3	111.4	114.3	56.2	56.3
Other revenues	180.4	159.5	166.6	83.1	72.8
Total	$2,775.0	$2,761.7	$2,759.0	$1,375.4	$1,358.2

% Local and access	44.6%	42.6%	40.5%	41.0%	39.3%
% Long distance	13.6%	12.2%	10.9%	11.1%	9.7%
% Data	31.7%	35.4%	38.4%	37.7%	41.5%
% Wireless	3.5%	4.0%	4.1%	4.1%	4.1%
% Other revenues	6.5%	5.8%	6.0%	6.0%	5.4%

Adjusted EBITDA (1)	$1,326.8	$1,306.6	$1,284.2	$650.3	$634.6
% Margin	47.8%	47.3%	46.5%	47.3%	46.7%

Finance costs	(171.5)	(183.2)	(189.8)	(96.3)	(83.6)

Net income	$304.8	$310.5	$299.6	$150.1	$141.6
Diluted EPS	$1.33	$1.35	$1.31	$0.66	$0.62

Dividends declared per common share	$1.90	$1.90	$1.90	$0.95	$0.95

Cash flow items
Cash from operating activities	$814.4	$1,039.7	$1,033.9	$532.9	$385.2
Capital expenditures	(572.9)	(592.4)	(569.9)	(285.1)	(280.8)
Free cash flow	$241.5	$447.3	$464.0	$247.8	$104.4

Dividend payout ratio (2)	79.4%	82.0%	99.2%	92.2%	240.7%

1.	Earnings before interest, taxes, depreciation & amortization (“EBITDA”) is calculated after annual pension expenses and adjusted to exclude severance (“Adjusted EBITDA”).
2.	Dividend payout ratio is based on free cash flow less preferred share dividends.

Bell Aliant’s historical financial performance reflects the heightened competition the Company faces in the majority of the markets it serves and the corresponding business strategy it has pursued in response. The Company has experienced significant erosion in its local and access, and long distance businesses as cable companies and other non-traditional competitors have aggressively targeted the Company’s non-FibreOp footprint. Growth in data revenues reflects the significant investment Bell Aliant has made in its FibreOp network and services, as well as the marked competitive advantage of the Company’s service offering. During this period, the Company’s EBITDA margins have decreased as its revenue profile evolved with changing customer demand and its FibreOp expansion has been met with heavier than anticipated promotional activity. Bell Aliant’s common share dividend policy targets a long-term dividend payout ratio of 75% to 85% of free cash flow.  Recently, the Company’s payout ratio has exceeded this targeted range as a result of a continued elevated capital program and a one-time catch-up income tax payment of approximately $65.0 million in 2014.

The following table summarizes Bell Aliant’s balance sheet and leverage statistics as at the end of the fiscal years December 31, 2011 to 2013, and as at June 30, 2014:

($ millions, except leverage statistics)	Year Ended Dec. 31 (1)						As at
	2011		2012		2013		06/30/2014

Balance sheet items
Cash and cash equivalents (2)	$35.7		$28.9		$15.5		$73.1
Trade and other receivables	411.6		369.6		361.2		347.8
Other current assets	48.8		39.8		30.8		51.4
Property, plant and equipment	3,401.6		3,441.7		3,492.1		3,551.6
Other non-current assets	4,033.9		4,058.5		4,017.6		3,946.8
Total assets	$7,931.6		$7,938.5		$7,917.2		$7,970.7

Total debt	$3,039.8		$3,048.5		$2,861.0		$2,966.2
Other liabilities	1,053.0		1,351.0		1,151.7		1,312.6
Non-controlling interests (3)	393.5		393.2		617.8		617.8
Shareholders' capital	3,445.3		3,145.8		3,286.7		3,074.1
Total liabilities	$7,931.6		$7,938.5		$7,917.2		$7,970.7

Leverage statistics
Net debt / Adjusted EBITDA	2.26	x	2.31	x	2.22	x	2.28	x

1.	Bell Aliant GP financials.
2.	Does not include cash at Bell Aliant which, as at June 30, 2014, was $3.9 million.
3.	Represents preferred shares issued by Prefco.

Credit Ratings

The table below summarizes Bell Aliant’s credit ratings as at the fiscal years ended December 31, 2011 to 2013, and as at June 30, 2014.  The stable credit rating history reflects Bell Aliant's incumbent position in Atlantic Canada, Ontario and Quebec, stable leverage, deep relationship with BCE and the expectation of increasing fibre-to-the-home coverage and improving penetration rates.  In 2012, DBRS downgraded the debt and preferred share ratings of certain subsidiaries of the Company as a result of the agency's assessment of the risks associated with the Company's fibre expansion strategy, decline in the Company’s legacy services and the financial strain of maintaining the annual cash dividend.

	Year Ended Dec. 31			As at
	2011	2012	2013	6/30/2014
S&P
Bell Aliant LP Senior Unsecured Debt	BBB, stable	BBB, stable	BBB, stable	BBB, stable
Bell Aliant LP Commercial Paper	Not rated	Not rated	Not rated	Not rated
Prefco Preference Shares	P-3 (high), stable	P-3 (high), stable	P-3 (high), stable	P-3 (high), stable

DBRS
Bell Aliant LP Senior Unsecured Debt	BBB (high), stable	BBB, stable	BBB, stable	BBB, stable
Bell Aliant LP Commercial Paper	R-1 (low), stable	R-2 (middle), stable	R-2 (middle), stable	R-2 (middle), stable
Prefco Preference Shares	Pfd-3 (high), stable	Pfd-3, stable	Pfd-3, stable	Pfd-3, stable

Bell Aliant Shares Trading Information

The Bell Aliant Shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol BA.  The following table sets forth, for the periods indicated, the high and low closing prices quoted and the volume traded of Bell Aliant Shares on the TSX.

	Price per share	Price per share	Total Monthly	Average Daily
Month	Monthly High	Monthly Low	Volume	Volume
2013
January	26.70	25.97	12,658,083	575,367
February	27.49	25.55	14,479,981	762,104
March	27.11	26.34	10,925,474	546,274
April	26.94	25.98	16,198,299	736,286
May	28.95	27.04	14,339,151	651,780
June	28.36	26.91	11,317,430	565,872
July	28.48	27.81	9,004,070	409,276
August	27.78	26.36	11,696,944	556,997
September	26.76	25.61	12,090,681	604,534
October	27.13	25.66	14,497,714	658,987
November	27.02	26.23	10,260,266	488,584
December	27.35	26.28	12,459,931	622,997

2014
January	26.81	25.69	11,995,978	545,272
February	26.74	24.79	20,535,455	1,080,813
March	27.05	26.30	11,031,762	525,322
April	27.18	26.64	8,754,045	416,859
May	28.80	27.46	11,842,424	563,925
June	29.00	27.51	11,737,028	558,906
July (1)	28.20	27.61	6,772,366	483,740

Source: Bloomberg.
1.	Data for July is up to and including July 21, 2014.

The closing price of the Bell Aliant Shares on the TSX as of July 21, 2014, the last trading day prior to the Valuation Date, was $28.13.

VALUATION

Definition of Fair Market Value

For purposes of the Valuation, “fair market value” means the highest price, expressed in terms of money or money’s worth, available in an open and unrestricted market between informed and prudent parties, each acting at arm’s length, where neither party is under any compulsion to act.  In determining the fair market value of the Bell Aliant Shares, Barclays did not include in the Valuation a downward adjustment to reflect the liquidity of the Bell Aliant Shares, the effect of the Offer, or the fact that the Bell Aliant Shares held by individual shareholders do not form part of a controlling interest.  Values determined on the foregoing basis represent “en bloc” values, which are values that an acquiror of 100% of the Bell Aliant Shares would be expected to pay in an open auction of the Company.

Approach to Value

The Valuation is based upon the assumptions, techniques and methodologies that Barclays considered appropriate in the circumstances for arriving at an opinion as to the fair market value range for the Bell Aliant Shares.  Fair market value of the Bell Aliant Shares was analyzed on a going-concern basis.

For the purposes of determining the fair market value of the Bell Aliant Shares, Barclays considered the following methodologies:

1.	Discounted cash flow (“DCF”) analysis;
2.	Precedent transactions analysis; and
3.	Comparable trading analysis.

Discounted Cash Flow Analysis

Overview

Barclays used the DCF analysis as one of the principal methodologies for determining the fair market value of the Bell Aliant Shares.  The DCF methodology reflects the growth prospects and risks inherent in Bell Aliant’s business by taking into account the amount, timing and relative certainty of projected unlevered after-tax free cash flows expected to be generated by the Company.  The DCF analysis requires certain assumptions to be made, among other things, regarding future unlevered after-tax free cash flows, discount rates and terminal values.

Basis for Unlevered After-Tax Free Cash Flows – Management Forecast

Barclays used the forecast provided by Bell Aliant management (the “Management Forecast”) for the period ending December 31, 2014 to 2019 (the “Forecast Period”) as the basis for its determination of the unlevered after-tax free cash flows expected to be generated by Bell Aliant.  Barclays reviewed and evaluated the assumptions by business line underlying the projections, including, but not limited to, subscriber growth, average revenue per user, segmented revenue growth, operating and EBITDA margins, capital expenditures, pensions, and tax schedules.
Barclays reviewed those assumptions in comparison to industry research reports, forecasts by equity research analysts, reports and statements from Bell Aliant’s peers, and other sources considered relevant.  After due diligence of the Management Forecast and numerous discussions with Bell Aliant management, Barclays concluded that the Management Forecast formed a satisfactory basis for the DCF analysis.

Revenue

Revenue within the Forecast Period is projected to grow at a compound annual growth rate (“CAGR”) of approximately 1.0%, reflecting the assumption that strong growth within Bell Aliant’s data segment will offset declining revenue from the Company’s traditional wireline business, local and access and long distance.  Data revenues are forecasted to grow at a CAGR of 6.8% over the Forecast Period driven primarily by strong subscriber growth and modest increases in average revenue per user (“ARPU”).  The majority of subscriber growth is projected to come from Bell Aliant’s internet and television segments as penetration rates improve in areas where Bell Aliant’s FibreOp network is installed.

EBITDA

Overall EBITDA margins for the Company are projected to contract modestly over the Forecast Period from approximately 45.9% in 2014 to 44.6% in 2019. The majority of this decline is projected within the Company’s traditional wireline segments as the fixed infrastructure and network costs associated with these businesses are allocated across fewer subscribers.  Conversely, EBITDA margins within the Company’s data segment are projected to improve as substantial subscriber growth distributes the fixed costs of the new FibreOp network across a larger subscriber base.

Capital Expenditures

Capital expenditures for the Company over the Forecast Period are projected to decline at a CAGR of 7.3% following completion of the FibreOp expansion in 2014.  As a result, the Management Forecast projects capital expenditures as a percentage of revenue to decline gradually from 20.7% in 2014 to 13.5% in 2019.  Capital expenditures are comprised of strategic, demand and sustaining capital investment programs.

Unlevered After-Tax Free Cash Flows

The following table is a summary of the unlevered after-tax free cash flow projections used in the DCF analysis:

($ in millions)	Fiscal Year Ending December 31												Terminal
	2014	E	2015	E	2016	E	2017	E	2018	E	2019	E	Year
Revenue	$2,732.5		$2,755.1		$2,785.7		$2,829.3		$2,857.0		$2,872.5		$2,872.5
Adjusted EBITDA (1)	1,253.2		1,250.9		1,254.4		1,262.5		1,271.9		1,280.1		1,280.1
Unlevered cash taxes	(180.7)		(189.2)		(200.3)		(207.6)		(212.6)		(214.9)		(248.1)
Pension adjustments (2)	(11.9)		(13.2)		(15.0)		(15.3)		(15.7)		(15.9)		0.0
Capital expenditures	(565.1)		(426.3)		(427.0)		(419.1)		(400.0)		(387.8)		(387.8)
(Increase) / decrease in working capital	(10.4)		17.3		(7.2)		20.6		4.1		7.1		0.0
Other (3)	(39.6)		(24.5)		(20.2)		(16.9)		(16.9)		(16.9)		(13.5)
Unlevered after-tax free cash flow	$445.4		$614.9		$584.7		$624.2		$630.8		$651.7		$630.7

1.	Post pension expense.
2.	‘Pension adjustments’ represents cash pension contributions less current pension expense in arriving at EBITDA.
3.	‘Other’ includes restructuring costs, cost of removal, miscellaneous income and adjustments for non-cash items.

The terminal year (“Terminal Year”) represents the financial forecast of the Company after the Forecast Period when, after such period, it is assumed it will experience a constant, stable growth rate.  In forecasting the Terminal Year, Barclays made an assumption that the annual level of capital expenditures and depreciation, in the form of the capital cost allowance (“CCA”), would be equal at that point, with capital expenditures representing only a replacement of the existing capital stock with no allowance for capital expenditures for growth.  Furthermore, Barclays assumed, among other things, that there would be no annual changes in working capital, and that pension expense would equal cash pension payments.

Discount Rates

The unlevered after-tax free cash flows developed from the Management Forecast were discounted based on the estimated weighted average cost of capital (“WACC”) for Bell Aliant.  The WACC was calculated based on the Company’s after-tax cost of debt, cost of preferred shares and cost of equity, weighted based upon an assumed optimal capital structure for Bell Aliant.  Bell Aliant’s assumed optimal capital structure was determined based upon discussions with management of Bell Aliant and a review of the capital structures of comparable companies in the North American telecommunications sector, and the risks inherent in Bell Aliant’s business and the telecommunications industry.

Both the cost of debt and cost of preferred shares were calculated based on the risk-free rate of return plus an appropriate spread to reflect credit risk at the assumed optimal capital structure.  The preferred shares were assumed to be perpetual in nature and not with the rate-reset structure in place currently, to ensure the long-term cost was estimated in a manner consistent with the rest of the capital structure.

To determine the cost of equity, Barclays used the capital asset pricing model (“CAPM”) and also considered the implied normalized distributable cash yield (“Distributable Cash Yield” or “DCY”) on the Bell Aliant Shares.

The CAPM calculates the cost of equity based on the risk-free rate of return (the “Risk Free Rate”), the volatility of equity prices relative to a benchmark (“Beta”), and the equity risk premium (“Equity Risk Premium”).  Barclays reviewed a range of unlevered Betas for Bell Aliant’s peers across North America, and selected a group of comparable companies that have risks similar to Bell Aliant to determine an appropriate unlevered Beta for Bell Aliant.  The selected unlevered Beta was levered using the assumed optimal capital structure and used to calculate the cost of equity.  Barclays also reviewed and considered Betas generated by third party data providers for the comparable companies as it considered the appropriate unlevered Beta.

The DCY was considered by Barclays given Bell Aliant’s history as an income trust and the importance of the dividend to investors relative to their total return expectations.  Distributable cash flow, which is defined as operating cash flow minus capital expenditures minus preferred dividends, is the available cash flow from which dividends are paid and is considered a proxy for total cash flow available to common shareholders.  As a result, the DCY can be considered another measure of the expected total return, or implied cost, of the equity in a company that is expected to distribute all or substantially all of its free cash flow over time.  The DCY was calculated by dividing the implied normalized distributable cash flow per share by Bell Aliant’s current share price.  Barclays estimated Bell Aliant’s normalized distributable cash per share by dividing the current dividend per share by Bell Aliant management’s target ratio of annual dividends to distributable cash flow of 75% - 85%.

The following is a summary of the assumptions and calculations Barclays used to estimate the cost of equity for Bell Aliant:

	Cost of Equity
CAPM	Low	High
Risk Free Rate(1)	3.26%	3.26%
Equity Risk Premium(2)	6.70%	6.70%
Levered beta	0.55	0.65
Size premium(3)	0.92%	0.92%
Cost of equity	7.86%	8.53%

Distributable Cash Yield
Current share price(4)	$28.13	$28.13
Dividend per share	$1.90	$1.90
Normalized dividend payout ratio	85.0%	75.0%
Implied distributable cash flow per share	$2.24	$2.53
Implied cost of equity	7.95%	9.01%

Selected cost of equity	8.00%	9.00%

1.	30-Year U.S. Treasury yield as of July 21, 2014.
2.	Ibbotson & Associates Report, Equity Risk Premium.
3.	Ibbotson & Associates Report, Decile 3.
4.	As at July 21, 2014.

Based on the cost of equity determined by the CAPM and DCY, Barclays selected a cost of equity range of 8.00% to 9.00%.

The following is a summary of the assumptions and calculations Barclays used to estimate the WACC for Bell Aliant:

	WACC
	Low	High
Selected cost of equity	8.00%	9.00%

Cost of preferred equity	5.75%	6.25%

Cost of debt
Long-term cost of debt	5.00%	5.50%
Long-term income tax rate	27.90%	27.90%
	3.61%	3.97%
WACC (1)
Equity %	65.0%	65.0%
Cost of equity	8.00%	9.00%
Preferred %	5.0%	5.0%
Cost of preferred	5.75%	6.25%
Debt %	30.0%	30.0%
After-tax cost of debt	3.61%	3.97%
Calculated WACC	6.57%	7.35%

Selected WACC	6.75%	7.25%

1.	Based on assumed optimal capital structure.

Based on the foregoing and taking into account the sensitivity analyses on the variables above and the assumptions in the Management Forecast, Barclays determined the appropriate WACC for Bell Aliant to be in the range of 6.75% to 7.25%.

Terminal Value

To account for the value of the unlevered after-tax free cash flows after the Forecast Period, Barclays developed terminal enterprise values by applying growth rates (“Perpetual Growth Rates”) to the unlevered after-tax free cash flow in the Terminal Year.

Barclays selected Perpetual Growth Rates of 0.25% to 0.75% based on the outlook for long-term inflation and growth prospects for the Company beyond the Forecast Period.  The terminal EV / EBITDA multiples of 7.1x to 8.3x, implied by the Perpetual Growth Rates and the selected WACC range, were considered by Barclays to be reasonable based on its review of trading and transaction multiples and appropriate in the context of Bell Aliant’s growth prospects at that point and the dynamics of a maturing industry.

Terminal CCA Tax Shield

In 2019, the last year of the Forecast Period, the annual CCA, which is tax deductible, is higher than the level of capital expenditures.  To implement a Terminal Year assumption that CCA is equal to capital expenditures, Barclays reduced the CCA estimate to the same level of capital expenditures.  Recognizing that (i) the natural point of intersection in which CCA equals capital expenditures occurs several years after 2019 and (ii) reducing the annual CCA immediately after the Forecast Period results in an overstatement of the annual cash taxes payable in the Terminal Year and therefore a lower valuation, Barclays estimated and added to the DCF analysis, the present value of the foregone tax shield of $111.4 - $117.3 million.

Benefits to a Purchaser of Acquiring the Bell Aliant Shares

In accordance with the requirements set forth in MI 61-101, Barclays reviewed and considered whether any distinctive material benefits would accrue to BCE, as well as other potential acquirors, through the acquisition of 100% of the Bell Aliant Shares.  Barclays concluded that there would be synergies available to BCE and certain other potential acquirors as a result of: (i) elimination of the costs from being a publicly-listed entity; (ii) savings of other corporate expenses, including, among other things, management, legal, rent, finance, and human resources expenses; and (iii) reduction of operating costs and/or capital expenditures.  Based on discussions with management of Bell Aliant, Barclays estimated the amount of operating cost synergies that would be achievable by BCE and other potential acquirors to be approximately $25.5 million (the “Base Synergies”) and the one-time costs required to achieve such synergies to be approximately $32.8 million.

In assessing the amount of synergies to include in the DCF analysis, Barclays considered the amount of synergies that could be achieved by an industry participant that would potentially acquire 100% of the Bell Aliant Shares, and the amount of synergies for which a successful acquiror might pay in an open auction of the Company.

Barclays believes that the successful acquiror of the Company would potentially pay for all of the Base Synergies in an open auction for Bell Aliant and therefore included 100% of the value, and the commensurate one-time implementation costs, of these synergies in its valuation of the Bell Aliant Shares.  Barclays reflected these synergies and implementation costs in the DCF analysis starting in 2015.

Barclays understands from discussions with BCE management that BCE may achieve pre-tax annual synergies of up to $100 million.  For the purposes of establishing the fair market value of the Bell Aliant Shares, Barclays did not include any synergies above the Base Synergies, as we believe such excess synergies would not be generally available to potential acquirors and therefore, a prudent and informed buyer would not pay for such excess synergies in an open auction.

Summary of the DCF Analysis

The following table provides a summary of the per share value of the Bell Aliant Shares resulting from the DCF analysis:

	Valuation Range
($ millions, except per share amounts)	Low	High

Assumptions
WACC	7.25%	6.75%
Perpetual Growth Rate	0.25%	0.75%

Net present value
Unlevered after-tax free cash flows	$2,795.3	$2,830.9
Terminal value	6,543.4	7,835.4
Terminal CCA tax shield	111.4	117.3
Enterprise value	$9,450.0	$10,783.5

Less: Net debt (1)	(2,889.2)	(2,889.2)
Less: Preferred shares (2)	(632.5)	(632.5)
Equity value	$5,928.3	$7,261.8

Diluted shares outstanding (3)	230.1	230.1
Equity value per share	$25.77	$31.57

1.	Based on book value.
2.	Based on par value.
3.	Includes 2.2 million shares issued from outstanding deferred share plan units (“DSPs”).

Sensitivity Analysis

As part of the DCF analysis, Barclays performed sensitivity analyses of the calculated values to changes in several key factors as outlined below:

Selected Item	Sensitivity	Change in Price
		Low	High

WACC	+0.5%	$23.09	$28.05
	-0.5%	$28.86	$35.72

Perpetual Growth Rate	+0.5%	$28.05	$34.76
	-0.5%	$23.80	$28.86

Revenue Growth	+1.0%	$26.25	$32.06
	-1.0%	$25.30	$31.09

EBITDA Margin	+1.0%	$26.55	$32.43
	-1.0%	$24.99	$30.70

Synergies(1)	+$25.0	$26.85	$32.72
	-$25.0	$24.69	$30.41

1.	In $ millions.

Precedent Transactions Analysis

Barclays reviewed precedent transactions in the Canadian and United States telecommunications industry from 1998 to present that provided sufficient public information to derive implied transaction multiples.  In assessing the comparability of the transactions, Barclays considered, among other things: (i) the asset and revenue mix coming from wireline, wireless and other businesses; (ii) the profitability of the businesses; (iii) the economic environment at the time of the transaction; (iv) the condition of the financial markets at the time of the transaction; and (v) other factors affecting the target company specifically, or the telecommunications sector at the time of the respective transactions.   The primary metric used to analyze these transactions was the enterprise value (“EV”) to the last twelve months (“LTM”) EBITDA multiple.  Barclays assumed that any synergies accruing to the acquiror were captured in the observed transaction multiple.

Date	Country	Target	Acquiror	Transaction Value ($mm) (1)	EV / LTM EBITDA
30-Jun-07	CAN	BCE Inc.	Multiple Acquirers	C$51,254	7.5x(3)(4)
3-Apr-07	CAN	Amtelecom Income Fund	Bragg Communications Inc.	C$131	8.2x(5)
11-Oct-06	CAN	Bell Nordiq Income Fund	Bell Aliant	C$1,536	8.3x
6-Feb-12	USA	SureWest Communications	Consolidated Communications	US$557	6.6x
24-Nov-09	USA	Iowa Telecommunications	Windstream	US$995(2)	7.7x
8-Sep-09	USA	Lexcom	Windstream	US$141	5.9x
13-May-09	USA	Verizon Assets	Frontier	US$8,580	4.5x
11-May-09	USA	D&E Communications	Windstream	US$328	5.1x
27-Oct-08	USA	Embarq	CenturyTel	US$11,732	4.5x
7-Feb-08	USA	Bishop Communications	Iowa Telecommunications	US$44	7.6x
2-Jul-07	USA	North Pittsburgh Systems	Consolidated Communications	US$345	7.7x
18-Dec-06	USA	Madison River	CenturyTel	US$830	8.4x

				Mean	6.8x
				Median	7.5x

1.	Based on 100% acquisition of target.
2.	Iowa Telecom acquisition multiples adjusted for $130 million of tax attributes.
3.	EBITDA adjusted for restructuring and other items.
4.	Transaction terminated.
5.	EBITDA adjusted for acquisition and reorganization expenses.

Barclays placed particular emphasis on the valuation multiple from Bell Aliant’s acquisition of Bell Nordiq, and also closely considered the valuation multiple from Bragg Communications Inc.’s acquisition of Amtelecom.

Bell Nordiq, like Bell Aliant, was a Canadian regional communications provider with high dividend yielding units and a large ownership stake from another public company, which was Bell Aliant in this instance.  Bell Aliant announced it would acquire the remaining 36.7% of Bell Nordiq it did not already own for $503.6 million.  Based on the transaction, the implied total enterprise value for 100% of Bell Nordiq was approximately $1.5 billion, which implied an EV / LTM EBITDA multiple of approximately 8.3x.

Amtelecom was another Canadian regional communication provider and an income trust with high dividend paying units.  However, it did not have a large ownership held in it by another public company and had a significantly smaller enterprise value than Bell Aliant.  Amtelecom provided local and long distance telephone, cable television, and internet services to several communities in southwestern and central Ontario.  As at December 31, 2006, Amtelecom had approximately 26,900 residential and business local network access service subscribers, approximately 8,700 cable television subscribers, and 13,700 internet subscribers.  Bell Aliant announced an unsolicited offer to acquire Amtelecom on February 16, 2007 for $13.00 per unit, which represented a total transaction value of approximately $122 million and an EV/LTM EBITDA multiple of approximately 7.6x.  On April 3, 2007, Bragg Communications announced a superior, and ultimately successful, bid of $14.75 per unit, representing a transaction value of approximately $131 million and an EV/LTM EBITDA multiple of approximately 8.2x.

Barclays reviewed a number of other precedent transactions in the Canadian and United States telecommunications industry. Based on the characteristics of those transactions, including, but not limited to, scale, profile of underlying assets and regulatory environment, they were determined to be of varying relevance for the precedent transaction analysis.

After reviewing all of the transactions above, Barclays selected an EV / LTM EBITDA multiple range of 6.6x – 8.4x.

The table below summarizes the per share value of the Bell Aliant Shares resulting from the precedent transaction analysis:

	Valuation Range
($ millions, except per share amounts)	Low	High

Multiple of LTM EBITDA	6.6x	8.4x
LTM Adjusted EBITDA(1)	$1,268.5	$1,268.5
Enterprise value	$8,372.1	$10,655.4

Less: Net debt(2)	(2,889.2)	(2,889.2)
Less: Preferred shares(3)	(632.5)	(632.5)
Equity value	$4,850.4	$7,133.7

Diluted shares outstanding(4)	230.1	230.1
Equity value per share	$21.08	$31.01

1.	LTM Adjusted EBITDA as at June 30th 2014.
2.	Based on book value.
3.	Based on par value.
4.	Includes 2.2 million shares issued from outstanding DSPs.

Comparable Trading Analysis

Barclays also considered the comparable trading analysis, as a secondary methodology.  Barclays identified, reviewed, and compared five Canadian public companies and six U.S. public companies (the “Comparable Companies”) across a variety of factors including, among others, enterprise value, expected revenue growth, EBITDA margin, business mix, dividend yield, expected earnings per share growth, and leverage.  The implied share price, equity value, enterprise value and EV/EBITDA multiples for Manitoba Telecom Services Inc. ("MTS") are also presented excluding Allstream.  Allstream is a dedicated business telecom provider that operates a national fibre optic network.  Barclays considers the EV/EBITDA multiples for MTS (excluding Allstream) to be more representative of those for a Canadian regional communications provider.  Forecast financial data was sourced from consensus equity research analyst estimates.  Selected metrics for the Comparables Companies are presented below:

	Price as of	Equity	Enterprise	EV / EBITDA		P / E		P / LFCF(1)		Net Debt /	Dividend	Payout(2)
Company	07/21/14	Value	Value	2014E	2015E	2014E	2015E	2014E	2015E	EBITDA	Yield	Ratio

Canadian Telecom Companies

BCE	$48.66	$38,273	$63,990	7.7x	7.5x	15.3x	15.0x	13.7x	13.6x	2.3x	5.1%	69.3%
Telus	$38.66	$24,257	$33,298	7.8x	7.4x	16.5x	14.8x	21.6x	17.8x	2.1x	3.9%	85.0%
Manitoba Telecom Services	$31.08	$2,421	$3,281	5.5x	5.4x	17.0x	16.7x	15.0x	13.4x	1.4x	5.5%	82.0%
Manitoba Telecom (ex. Allstream)(3)	$25.55	$1,990	$2,850	6.1x	5.9x	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.

Canadian Cable Companies

Rogers Communications	$42.40	$22,131	$36,836	7.3x	7.1x	13.7x	13.3x	18.4x	15.2x	3.1x	4.3%	79.6%
Shaw Communications	$27.47	$12,780	$17,446	7.7x	7.4x	15.3x	14.6x	22.4x	17.4x	1.8x	4.0%	89.6%

			Mean(4)	7.2x	7.0x	15.6x	14.9x	18.2x	15.5x	2.1x	4.6%	81.1%
			Median(4)	7.7x	7.4x	15.3x	14.8x	18.4x	15.2x	2.1x	4.3%	82.0%

US RLECs(5)

CenturyLink	$37.02	$21,343	$42,064	5.9x	6.0x	14.2x	14.5x	8.8x	9.2x	2.9x	5.8%	51.3%
Consolidated Communications	$21.65	$881	$1,981	7.1x	6.7x	24.3x	22.8x	7.9x	6.1x	4.4x	7.2%	57.2%
Frontier Communications	$5.77	$5,827	$14,901	7.1x	7.1x	28.9x	27.5x	8.9x	8.9x	4.3x	6.9%	61.5%
Windstream	$10.25	$6,250	$14,887	6.7x	6.7x	33.1x	25.6x	8.7x	8.4x	3.9x	9.8%	85.1%

			Mean	6.7x	6.6x	25.1x	22.6x	8.6x	8.2x	3.9x	7.4%	63.8%
			Median	6.9x	6.7x	26.6x	24.2x	8.8x	8.7x	4.1x	7.1%	59.3%

US RBOCs(6)

AT&T(7)	$35.96	$220,992	$320,207	6.1x	5.9x	13.1x	12.2x	15.4x	14.0x	2.0x	5.1%	78.8%
Verizon	$50.70	$211,882	$314,795	7.0x	6.7x	14.4x	13.2x	14.9x	12.9x	2.3x	4.2%	62.3%

			Mean	6.6x	6.3x	13.8x	12.7x	15.1x	13.4x	2.1x	4.6%	70.5%
			Median	6.6x	6.3x	13.8x	12.7x	15.1x	13.4x	2.1x	4.6%	70.5%

Source: Company filings, consensus estimates. Market data as at July 21, 2014.
1.	Levered free cash flow defined as EBITDA less capex, interest expense and cash taxes.
2.	Payout ratio calculated as dividends per share divided by levered free cash flow per share.
3.	Allstream enterprise value, and forward EBITDA estimates are calculated using analyst consensus estimates.
4.	Mean and median multiples exclude Manitoba Telecom ex. Allstream.
5.	Rural local exchange carrier (“RLEC”).
6.	Regional Bell Operating Company (“RBOC”).
7.	Pro-forma acquisition of DirecTV.

While none of the companies reviewed were considered directly comparable to the Company, Barclays relied on its professional judgment in analyzing the Comparable Companies and selecting the most appropriate public trading multiples.  Barclays considered the enterprise value to EBITDA multiple for 2014E to be the most appropriate trading multiple for the Company, and based on the above, selected an EV/2014E EBITDA multiple range of 6.5x - 7.5x.

Given that the comparable trading approach is not an “en bloc” valuation methodology, Barclays added a 25% change-of-control premium to the low and high end of the valuation range per share implied by the comparable trading analysis.  The 25% premium is representative of the premium to the share price one day prior to announcement for Canadian precedent transactions.

The table below summarizes the per share value of the Bell Aliant Shares resulting from the comparable trading analysis:

	Valuation Range
($ millions, except per share amounts and ratios)	Low	High

Multiple of 2014E EBITDA	6.5x	7.5x
2014E Adjusted EBITDA	$1,253.2	$1,253.2
Enterprise value	$8,145.6	$9,398.8

Less: Net debt (1)	(2,889.2)	(2,889.2)
Less: Preferred shares (2)	(632.5)	(632.5)
Equity value	$4,623.9	$5,877.1

Diluted shares outstanding (3)	229.1	229.1
Equity value per share	$20.19	$25.66
Change-of-control premium	25%	25%
Equity value per share with premium	$25.23	$32.07

1.	Based on book value.
2.	Based on par value.
3.	Includes 1.2 million shares issued from exercisable DSPs.

Valuation Summary

The following table summarizes the range of per share values resulting from the DCF analysis, the precedent transactions analysis and the comparable trading analysis:

	Summary Valuation Ranges
	Low	High

Discounted cash flow analysis	$25.77	$31.57

Precedent transactions analysis	$21.08	$31.01

Comparable trading analysis	$25.23	$32.07

In determining the fair market value of the Bell Aliant Shares, Barclays did not attribute any particular quantitative weighting to the individual valuation methodologies, but rather relied on qualitative judgments based on its experience in rendering such opinions.

Valuation Conclusion

Based upon and subject to the foregoing, including such other matters as considered relevant, Barclays is of the opinion that, as of the date hereof, the fair market value of the Bell Aliant Shares is in the range of $27.00 to $31.50 per share.

VALUE OF THE CONSIDERATION

MI 61-101 requires that a formal valuation include a valuation of any non-cash consideration being offered as part of a transaction that is subject to MI 61-101, except in certain circumstances.  In relation to the Offer, Barclays is of the opinion that a formal valuation of the BCE Shares is not required pursuant to MI 61-101.  This view was confirmed by the legal counsel to the Special Committee.

In reaching this conclusion, Barclays considered the following relevant facts:

1.	The BCE Shares are securities of a reporting issuer, for which there is a published market;
2.	The representations to be made by BCE in the Support Agreement as to its public disclosure and other matters;
3.	A liquid market (as such term is defined for the purposes of MI 61-101) exists for the BCE Shares;
4.	The total number of BCE Shares to be issued pursuant to the Offer constitutes 25% or less than the number of BCE Shares outstanding immediately before the Offer; and
5.	The BCE Shares issued under the Offer will be freely tradeable at the time the Offer is completed.

In concluding that a liquid market exists for the BCE Shares and that a formal valuation of the BCE Shares is not required pursuant to MI 61-101, Barclays considered, among other things, that: (i) BCE Shares have a substantial market capitalization and a freely traded float of approximately 776.8 million shares; (ii) BCE Shares are widely held by both retail and institutional shareholders and BCE is actively covered by at least eighteen equity research analysts; (iii) the average daily trading volume of BCE Shares over the last year since July 21, 2013 is approximately 2.2 million, which represents 0.28% of the BCE Shares outstanding; (iv) the number of BCE Shares to be issued pursuant to the Offer is approximately 60.9 million, representing approximately 7.8% of the BCE Shares outstanding and approximately 27.6x the average daily trading volume over the past twelve months; and (v) during Barclays’ review of the Offer, it was not made aware of any material information other than the Offer, which has not been publicly disclosed, that would reasonably be expected to materially affect the market trading price of the BCE Shares.

Based on the foregoing, as well as a review of equity research analyst reports on BCE and comparable trading multiples for BCE and its closest peers, Barclays is of the opinion that the market price is indicative of the value of the BCE Shares being issued to Bell Aliant common shareholders as part of the Consideration.

Below is the summary of the current and average trading prices of the BCE Shares over various periods of the time:

Period (1)	Average Price	Avg. Daily Trading Vol ('000s)	Cumulative Vol ('000s)	% O/S	Low Price	High Price
21-Jul-14	$48.66	965	965	0.1%	$48.55	$48.83
7 Days	$48.80	1,845	12,918	1.7%	$48.32	$49.22
10 Days	$47.92	1,933	19,329	2.5%	$47.52	$49.22
30 Days	$48.88	2,195	65,849	8.5%	$47.52	$50.67
60 Days	$49.21	1,893	113,555	14.6%	$47.52	$51.09
90 Days	$48.78	2,031	182,799	23.5%	$46.76	$51.09
120 Days	$48.41	2,012	241,392	31.1%	$45.09	$51.09
180 Days	$47.65	2,083	374,992	48.2%	$44.75	$51.09
1 Year	$46.49	2,203	552,880	71.1%	$41.28	$51.09

1.	Periods represent trading day periods with the exception of the “1 Year” period which represents one calendar year.

Barclays considers the closing price of the BCE Shares on the TSX on July 21, 2014 to be the most relevant value datapoint as it represents the most recent market valuation of the BCE Shares prior to the Valuation Date.  Barclays also acknowledges the relevance of the 10-day volume weighted average price (“VWAP”), as it represents the actual number of shares traded at various prices over a sustained period of time.  Barclays understands that the 10-day VWAP was used to determine the ratio of a BCE Share per Bell Aliant Share to be received as part of the Consideration.

The following table calculates the value of the Consideration assuming full pro-ration using the closing price of a BCE Share on July 21, 2014, and the 10-day VWAP, respectively.

Component of Consideration	Low	High
$7.75 cash (25% of the Consideration)	$7.75	$7.75
0.4794 of a BCE Share (75% of the Consideration)	$23.25	$23.30
Total	$31.00	$31.05

Value Summary of the Consideration

Based on the foregoing, Barclays is of the opinion that, as of the date hereof, the total value of the Consideration is in the range of $31.00 to $31.05 per Bell Aliant Share.

FAIRNESS OPINION

Approach to Fairness

In considering the fairness, from a financial point of view, of the Consideration to be received by Bell Aliant common shareholders, other than BCE and its affiliates, Barclays reviewed, considered and relied upon or carried out, among other things, the following:

(i)	A comparison of the value of the Consideration offered under the Offer to the fair market value range of the Bell Aliant Shares determined in the Valuation;
(ii)
A comparison of the premiums implied by the Consideration under the Offer to the observed premiums in precedent acquisitions involving Canadian high dividend or distribution yielding entities and selected “take-private” transactions in which controlling shareholders successfully acquired the publicly-traded minority interest; and

(iii)	Such other information, investigations, and analyses considered necessary or appropriate under the circumstances.

Comparison of the Consideration to the Valuation Range

Under the terms of the Offer, as of the date hereof, the value of the Consideration is $31.00 to $31.05 per Bell Aliant Share, which is within the range of fair market value for the Bell Aliant Shares, as determined by Barclays in the Valuation.

Comparison of Implied Premiums

Barclays reviewed transactions involving Canadian entities with high dividend or distribution yielding shares and selected “take-private” transactions in which controlling holders successfully acquired the publicly traded minority interest.  Barclays calculated premiums for the following periods: (i) closing price one day before announcement, (ii) closing price one week prior to announcement, and (iii) closing price four weeks prior to announcement.  Below is a summary of the implied premiums for the selected transactions:

	Premium
	1 Day	1 Week	4 Weeks

Precedent Transactions Involving High Dividend Yielding Entities (1)
Low	(4.5%)	(14.6%)	(16.2%)
Median	11.2%	13.1%	17.0%
Average	16.1%	16.6%	18.4%
High	52.0%	57.9%	65.2%

Acquisition of Remaining Interest Transactions (2)
Low	(5.0%)	(5.9%)	(16.2%)
Median	21.8%	26.0%	33.4%
Average	26.5%	28.1%	32.6%
High	66.5%	94.7%	75.2%

Premiums Implied by the Value of the Consideration
Low - $31.00	10.0%	11.8%	12.1%
High - $31.05	10.1%	11.9%	12.3%

1.	67 Selected transactions for which the target was an income trust, REIT, or similarly structured entity.
2.	28 Selected transactions subject to MI 61-101 and transaction size greater than $1.0 billion.

The range of premiums identified in the 95 transactions is very wide. Although each transaction had its own particular circumstances, Barclays did not consider any specific transaction to be directly comparable to the Offer. Barclays believes that the transactions considered, in the aggregate, provide a useful comparison benchmark.

Other Considerations

Barclays also considered BCE’s control position in Bell Aliant and concluded, based on direction from the Special Committee, that no alternative transaction would be available to Bell Aliant common shareholders.

Conclusion

Based upon and subject to the foregoing, and such other matters as we considered relevant, Barclays is of the opinion that, as of the date hereof, the Consideration to be received pursuant to the Offer is fair, from a financial point of view, to the Bell Aliant common shareholders, other than BCE and its affiliates.

Yours very truly,

Barclays Capital Canada Inc.

APPENDIX “B”
FAIRNESS OPINION OF SCOTIA CAPITAL INC.

July 22, 2014

Special Committee of the Board of Directors
Bell Aliant Inc.
1505 Barrington Street
Halifax, NS, B3J 2W3

To the Members of the Special Committee of the Board:

Scotia Capital Inc. (“Scotia Capital”) understands that BCE Inc. (“BCE” or the “Acquirer”) will offer to purchase all of the issued and outstanding common shares (the “Common Shares”) of Bell Aliant Inc. (“Bell Aliant” or the “Company”) that it does not currently own (the “Transaction”) for consideration of (i) $31.00 in cash; (ii) 0.6371 of a BCE common share; or (iii) $7.75 in cash and 0.4778 of a BCE common share for each Common Share (collectively, the “Consideration”), upon the terms and subject to the conditions set forth in the agreement between Bell Aliant and BCE dated July 22, 2014 (the “Support Agreement”). We also understand that, pursuant to the Support Agreement, BCE will offer to acquire all of the issued and outstanding Cumulative 5-Year Rate Reset Preferred Shares, Series A, the Cumulative 5-Year Rate Reset Preferred Shares, Series C, and the Cumulative 5-Year Rate Reset Preferred Shares, Series E (collectively, the “Preferred Shares”) of Bell Aliant Preferred Equity Inc. (“Prefco”) a wholly owned entity of Bell Aliant, by offering the holders of the Preferred Shares newly issued BCE preferred shares with the same financial terms as the Preferred Shares (the “Preferred Shares Offer”). The above description is summary in nature. The specific terms and conditions of the Support Agreement relating to the proposed transaction are to be more fully described in the offer to purchase and take-over bid circular of the Acquirer and in the directors’ circular, which will be mailed to the shareholders of the Company (collectively, the “Disclosure Documents”).

Background and Engagement of Scotia Capital

Scotia Capital was first contacted with regard to a privatization transaction involving BCE and the Company in August 2012. Scotia Capital was retained by a special committee of the Board of Directors of the Company on August 23, 2012 pursuant to an engagement letter (the “Engagement Agreement”) to perform customary financial advisory and investment banking services in connection with such a transaction and, if requested, to provide an opinion as to the fairness, from a financial point of view, of the consideration to be received by the holders of the Common Shares (other than BCE and its affiliates).

Under the terms of the Engagement Agreement, the Special Committee of the Board of Directors of the Company formed to consider the Transaction contacted Scotia Capital in June 2014 to perform customary financial advisory and investment banking services in connection with the Transaction and were requested to provide an opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration to be received by the holders of the Common Shares (other than BCE and its affiliates).

The terms of the Engagement Agreement provide that Scotia Capital will be paid a fee for its services, part of which was payable upon signing of the Engagement Agreement, and part of which is conditional on completion of the Transaction or certain other events. In addition, Scotia Capital is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances.

Additionally, in connection with the Preferred Shares Offer, Scotia Capital was retained by the Special Committee of the Board of Directors of Prefco on July 21, 2014 pursuant to an engagement letter (the “Prefco Engagement Agreement”) to provide an opinion as to whether the consideration offered pursuant to the Preferred Shares Offer is fair, from a financial point of view, to the holders of each class of the Preferred Shares (the “Preferred Shares Opinion”). The terms of the Prefco Engagement Agreement provide that Scotia Capital is to be paid an opinion fee upon delivery of the Preferred Shares Opinion. The Preferred Shares Opinion will be provided to the Special Committee of the Board of Directors of Prefco to be included in the disclosure document to be mailed to the holders of the Preferred Shares in connection with the Preferred Shares Offer.

The Special Committee of the Board of Directors has not instructed Scotia Capital to prepare, and Scotia Capital has not prepared, a formal valuation of the Company or any of its securities or assets, and neither the Opinion nor the Preferred Shares Opinion should be construed as such. Scotia Capital has, however, conducted such analyses as it considered necessary in the circumstances to prepare and deliver the Opinion. The Opinion has been prepared in accordance with the Disclosure Standards for

Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”), but IIROC has not been involved in the preparation or review of the Opinion.

Subject to the terms of the Engagement Agreement, Scotia Capital consents to the inclusion of the Opinion in its entirety and/or a summary thereof in the Disclosure Documents and to the filing of the Opinion, as necessary, with the securities commissions, stock exchanges and other similar regulatory authorities in Canada.

Overview of Bell Aliant

Bell Aliant is one of North America’s largest regional communications service providers, and provides a range of communications, information and entertainment services, including voice, TV, Internet, data, video, wireless, home security and value-added business solutions to customers in the Atlantic provinces as well as in rural and regional areas of Ontario and Quebec. It serves a population of 5.3 million Canadians, and has approximately 2.3 million network access services subscribers and 1.0 million high-speed internet customers. The Company was created by joining Bell Canada’s regional wireline business in Ontario and Quebec, Bell’s majority interest in Bell Nordiq, and the Aliant wireline business in Atlantic Canada. Through FibreOP™, the Company provides services on one of Canada’s most advanced fibre optic networks directly into customers’ homes and businesses.

For the twelve months ended March 31, 2014, Bell Aliant Regional Communications Inc. (“Bell Aliant GP”) had sales of $2,751 million and adjusted earnings before interest, taxes, depreciation, and amortization (“Adjusted EBITDA”), calculated as described in Management’s Discussion and Analysis of Bell Aliant GP, for the year ended December 31, 2013, of $1,277 million.

Credentials of Scotia Capital

Scotia Capital represents the global corporate and investment banking and capital markets business of Scotiabank Group (“Scotiabank”), one of North America’s premier financial institutions. In Canada, Scotia Capital is one of the country’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing fairness opinions.

The Opinion expressed herein represents the opinion of Scotia Capital as a firm. The form and content of the Opinion have been approved for release by a committee of directors and other professionals of Scotia Capital, all of whom are experienced in merger, acquisition, divestiture, fairness opinion and valuation matters.

Relationships of Scotia Capital

Neither Scotia Capital, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, Acquirer or any of their respective associates or affiliates. Subject to the following, there are no understandings, agreements or commitments between Scotia Capital and the Company, Acquirer or any of their respective associates or affiliates with respect to any future business dealings. Scotia Capital is currently co-lead lender to the Company and has in the past provided traditional banking, financial advisory, and investment banking services to the Company and its affiliates, including, in the last 24 months, acting as Bookrunner on the issuance of $230 million of Cumulative 5-Year Rate Reset Preferred Shares, Series E. Scotia Capital is also currently co-lead lender to BCE and has in the past provided, and may in the future provide, traditional banking, financial advisory or investment banking services to BCE or any of its affiliates.

Scotia Capital acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere and, as such, it and Scotiabank may have had and may have positions in the securities of the Company or its affiliates from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation. As an investment dealer, Scotia Capital conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or any of its affiliates, or with respect to the Transaction.

Scope of Review

In preparing the Opinion, Scotia Capital has reviewed, considered and relied upon, without attempting to verify independently the completeness or accuracy thereof, among other things:

(a)	the draft Support Agreement dated July 22, 2014 between the Acquirer, Bell Aliant, and Prefco;

(b)	annual reports of the Company and Bell Aliant GP for the fiscal years ended 2011-2013;

(c)	the Notice of Annual Meeting of Shareholders and the Management Information Circular of the Company for the fiscal years ended 2011-2013;

(d)	audited financial statements of the Company and Bell Aliant GP for the fiscal years ended 2011-2013;

(e)	annual information forms of the Company and Bell Aliant GP for the fiscal years ended 2011-2013;

(f)	the unaudited quarterly reports of the Company and Bell Aliant GP for the three-month period ended March 31, 2014;

(g)	the prospectuses for each class of the Preferred Shares issued by Prefco;

(h)	the Company’s budget for the fiscal year ending 2014;

(i)	unaudited projected financial and operational information of the Company for the fiscal years ending 2014 through 2017 prepared by management of the Company;

(j)	various financial and operational information and reports regarding the Company prepared by management of the Company;

(k)	various research publications prepared by industry and equity research analysts regarding the Company and other selected entities considered relevant;

(l)	public information relating to the business, operations, financial performance and stock trading history of the Company and other selected public companies considered by us to be relevant;

(m)	public information with respect to other transactions of a comparable nature considered by us to be relevant;
(n)
representations contained in separate certificates dated July 22, 2014 addressed to Scotia Capital from senior officers of the Company and the Chairman of the Special Committee as to the completeness, accuracy and fair presentation of the information upon which the Opinion is based;

(o)	discussions with senior management of the Company with respect to the information referred to above and other issues deemed relevant;

(p)	discussions with legal counsel to the Special Committee and the Company, with respect to various legal matters relating to the Transaction and other matters considered relevant;

(q)	discussions with senior management of BCE;

(r)	discussions with members of the Special Committee; and

(s)	such other corporate, industry and financial market information, investigations and analyses as Scotia Capital considered necessary or appropriate in the circumstances.

Scotia Capital has not, to the best of its knowledge, been denied access by the Company to any information requested by Scotia Capital.

Prior Valuations

The Company has represented to Scotia Capital that, to the best of its knowledge, there have been no prior valuations (as defined for the purposes of Multilateral Instrument 61-101 of the Ontario Securities Commission and the Autorité des marchés financiers of Quebec) of the Company or any of its material assets or subsidiaries prepared within the past twenty-four (24) months, other than those which have been provided to Scotia Capital.

Assumptions and Limitations

The Opinion is subject to the assumptions, explanations and limitations set forth below.

Scotia Capital has, subject to the exercise of its professional judgment, relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources, or that was provided to us, by the Company, and its associates and affiliates and advisors (collectively, the “Information”), and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. With respect to the Company’s financial projections provided to Scotia Capital by management of the Company and used in the analysis supporting the Opinion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the matters covered thereby, and in rendering the Opinion we express no view as to the reasonableness of such forecasts or budgets or the assumptions on which they are based.

Senior management of the Company and the Chairman of the Special Committee have represented to Scotia Capital in certificates delivered as of July 22, 2014, among other things, that to the best of their knowledge (a) the Company has no information or knowledge of any facts public or otherwise not specifically provided to Scotia Capital relating to the Company or any of its subsidiaries or affiliates which would reasonably be expected to affect materially the Opinion; (b) with the exception of forecasts, projections or estimates referred to in (d), below, the written Information provided to Scotia Capital by or on behalf of the Company in respect of the Company and its subsidiaries or affiliates, in connection with the Transaction is or, in the case of historical information or data, was, at the date of preparation, true and accurate in all material respects, and no additional material, data or information would be required to make the data provided to Scotia Capital by the Company not misleading in light of circumstances in which it was prepared; (c) to the extent that any of the Information identified in (b), above, is historical, there have been no changes in material facts or new material facts since the respective dates thereof which have not been disclosed to Scotia Capital or updated by more current Information that has been disclosed; and (d) any portions of the Information provided to Scotia Capital which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of the Company, are (or were at the time of preparation) reasonable in the circumstances.

The Opinion is rendered on the basis of the securities markets, economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information. In its analyses and in preparing the Opinion, Scotia Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, which Scotia Capital believes to be reasonable and appropriate in the exercise of its professional judgment, many of which are beyond the control of Scotia Capital or any party involved in the Transaction.

For the purposes of rendering the Opinion, Scotia Capital has also assumed that the representations and warranties of each party contained in the Support Agreement are true and correct in all material respects and that each party will perform all of the covenants and agreements required to be performed by it under the Transaction and that the Company will be entitled to fully enforce its rights under the Support Agreement and receive the benefits therefrom in accordance with the terms thereof.

The Opinion has been provided for the sole use and benefit of the Special Committee and the Board of Directors of the Company in connection with, and for the purpose of, its consideration of the Transaction and may not be relied upon by any other person. Our opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote or act with respect to the Transaction. The Opinion is given as of the date hereof, and Scotia Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Scotia Capital after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Scotia Capital reserves the right to change, modify or withdraw the Opinion.

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms (other than the Consideration) of the Support Agreement or the form of the Transaction.

Approach to Fairness

In support of the Opinion, Scotia Capital has performed certain analyses on the Company and the Consideration, based on the methodologies and assumptions that Scotia Capital considered appropriate in the circumstances for the purposes of providing its Opinion. As part of the analyses and investigations carried out in the preparation of the Opinion, Scotia Capital reviewed and considered the items outlined under “Scope of Review” above. In the context of the Opinion, Scotia Capital has considered the following principal approaches:

(i)	Comparison of results of a discounted cash flow analysis (“DCF Approach”) to the Consideration;

(ii)	Comparison of the valuation multiples implied by the Consideration to the valuation multiples implied by selected precedent transactions (“Precedent Transactions Approach”); and

(iii)
Analysis of other factors including premiums on comparable transactions, views of equity research analysts, and a review of the characteristics of the Consideration and the Common Shares and their issuers (“Other Approaches”).

Scotia Capital also reviewed the market trading multiples of publicly traded North American telecommunications operators. However, given that market trading multiples generally reflect minority discounted value rather than “en bloc” value, Scotia Capital did not rely on this approach.

Discounted Cash Flow Approach

Principal Assumptions

The DCF Approach takes into account the amount, timing and relative certainty of the projected cash flows expected to be generated by the Company, as well as provides an “en bloc” value. This analysis requires that certain assumptions be made regarding, among other things, future cash flows, discount rates, and terminal values.

The DCF Approach employed by Scotia Capital involved the calculation of the enterprise value of the Company by discounting to a present value the unlevered free cash flows (“UFCF”) of the Company expected to be generated between June 30, 2014 and December 31, 2019 as well as a terminal value, determined as at December 31, 2019, such value also having been discounted to a present value. In determining the UFCF, Scotia Capital reviewed management prepared projected financial statements of the Company for the years 2014 to 2017, and extrapolated this forecast for the years 2018 and 2019 based on discussions with management. Scotia Capital also reviewed certain other industry and financial market information. To arrive at an equity value for the Company, Scotia Capital then deducted from this enterprise value the net liabilities of the Company as at May 31, 2014. The projected UFCF of the Company were discounted at the estimated weighted average cost of capital (“WACC”) for the Company, calculated based upon the Company’s after-tax cost of debt and equity and weighted based upon an assumed optimal capital structure for the Company.

A summary of the financial forecast and UFCF used for the DCF analysis is provided below.

	2014E	2015E	2016E	2017E	2018E	2019E
(C$ millions)
Revenue	$ 2,732	$ 2,755	$ 2,786	$ 2,829	$ 2,858	$ 2,872
Adjusted EBITDA	$ 1,253	$ 1,251	$ 1,254	$ 1,263	$ 1,272	$ 1,278
Unlevered Cash Taxes	($ 233)	($ 189)	($ 200)	($ 207)	($ 214)	($ 220)
Capital Expenditures	($ 565)	($ 426)	($ 427)	($ 419)	($ 414)	($ 402)
Cash Pension Adjustment	($ 12)	($ 13)	($ 15)	($ 15)	($ 15)	($ 15)
Working Capital Investments	($ 11)	$ 16	($ 8)	$ 20	$ 5	$ 6
Other(1)	($ 7)	($ 12)	($ 7)	($ 4)	($ 6)	($ 6)

Unlevered Free Cash Flow	$ 426	$ 627	$ 597	$ 637	$ 627	$ 641
_________________________________

(1)	Other includes restructuring and other miscellaneous items

Synergies

Bell Aliant management provided to Scotia Capital an estimate of potential synergies that BCE could realize from the acquisition including, but not limited to, benefits arising from revenue enhancement, operating efficiencies, public company cost reductions and potential capex synergies. Scotia Capital considered the value of such potential synergies, net of the one-time costs to achieve these synergies, and this is reflected in the Opinion.

Sensitivity Analysis

As part of the DCF Approach, Scotia Capital did not rely on any single series of projected cash flows but performed a variety of sensitivity analyses using the above UFCF forecast. Variables sensitized include average price per customer, penetration level of the fibre-to-the-home product, rate of decline of network access services lines, capital spending, synergies, discount rate and terminal growth rate. The results of these sensitivity analyses are reflected in our Opinion.

Discount Rates

The projected UFCF of the Company were discounted to calculate an enterprise value in current Canadian dollars at the estimated weighted average cost of capital for the Company. The WACC was calculated based upon the Company’s after-tax cost of debt, equity and preferred equity and weighted based upon an assumed optimal capital structure for the Company. The assumed optimal capital structure was determined based upon a review of the capital structures of comparable companies and the risks inherent in Bell Aliant’s business and the wireline telecom industry. Based on this WACC calculation, Scotia capital used a WACC range of 6.75% to 7.25% to discount the projected UFCF and calculate the enterprise value. Scotia Capital believes that this WACC range reflects the risk inherent in Bell Aliant’s business and that this range is representative of those used by financial and industry participants in evaluating businesses of this nature.

Terminal value

Scotia Capital estimated the terminal value at the end of the forecast period by calculating the present value at the selected WACC of the terminal year UFCF growing in perpetuity at 0.0% to 0.75% per year. In selecting the range of growth rates, Scotia Capital took into consideration the outlook for long-term inflation and the growth prospects of the Company beyond the terminal year.

Summary of DCF Approach

Our DCF analysis, including taking into account sensitivity analyses as described above, generates results that are consistent with the Consideration.

Precedent Transactions Approach

Scotia Capital compared the proposed financial terms of the Transaction to corresponding financial terms, to the extent publicly available, of selected transactions in the wireline telecommunications industry. The terms of the selected transactions were reviewed on the basis of comparability of business to Bell Aliant. When considering the Precedent Transactions Approach, Scotia Capital considered enterprise value (“EV”) to last twelve (12) months (“LTM”) EBITDA to be the primary valuation metric. The selected precedent transactions observed by Scotia Capital are summarized below:

Date Announced	Target	Acquiror	EV (in millions)	EV / LTM EBITDA
17-Dec-13	AT&T (Conn. Wireline)	Frontier	US$2,000	4.8x
6-Feb-12	SureWest Comm.	Consolidated Comm.	US$538	6.7x
13-Sep-10	Cavalier	PAETEC Holdings	US$460	5.1x
22-Apr-10	Qw est Comm.	CenturyLink	US$24,317	5.5x
24-Nov-09	Iow a Telecom	Windstream	US$1,009	7.8x
13-May-09	Verizon Ops.	Frontier	US$8,580	4.5x
11-May-09	D&E Comm.	Windstream	US$330	5.2x
17-Apr-07	Amtelecom	Bragg Comm.	US$132	8.2x
11-Oct-06	Bell Nordiq	Bell Aliant	$1,539	8.4x
7-Mar-06	Bell Canada Regional	Bell Aliant	$5,300	8.3x
Average				6.5x
Median				6.1x

Scotia Capital calculated the multiple of EV / LTM EBITDA implied by the Consideration to be received by holders of the Common Shares to be 8.3x, which is consistent with or above selected precedent transactions reviewed by Scotia Capital.

Other Approaches

To support the DCF Approach and Precedent Transactions Approach, Scotia Capital also considered but gave less weight to various other approaches, including a review of the premiums of comparable transactions where controlling strategic shareholders acquired publicly traded minority interests, review of the perspectives of the equity research analyst community on Bell Aliant and on a potential Bell Aliant transaction with BCE, and a review of the Consideration and the Common Shares, examining differences in balance sheet strength, credit quality, dividend payout ratios, dividend yield, capital appreciation potential, and forecasted revenue, EBITDA, and dividend growth of Bell Aliant and BCE. The results of these analyses are reflected in our Opinion.

With respect to the non-cash Consideration that Bell Aliant Common Shareholders may receive under the Offer, Scotia Capital considered a number of factors including but not limited to (i) the liquidity of the BCE Shares; (ii) the size of the market float for BCE Shares; (iii) the market familiarity and profile of BCE Shares; (iv) the number of BCE Shares to be issued in connection with the Transaction; (v) BCE’s public disclosure and discussions with BCE management; and (vi) the market trading multiples of BCE Shares. Based on these analyses Scotia Capital concluded that the value of the non-cash Consideration was consistent with the value of the cash Consideration.

Conclusion

Based upon and subject to the foregoing and such other matters as we considered relevant, Scotia Capital is of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Common Shares (other than BCE and its affiliates) pursuant to the Transaction is fair from a financial point of view to such holders.

Yours very truly,

SCOTIA CAPITAL INC.